UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2014

Commission File Number 001-35575

Cencosud S.A.

(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6

Las Condes, Santiago

Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40 F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2014

This report on Form 6-K is being furnished for the purpose of providing a copy of the registrant’s unaudited condensed consolidated interim financial statements as of and for the six month period ended June 30, 2014 (the “Consolidated Financial Statements”). The Consolidated Financial Statements are presented in Chilean pesos and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the rubric “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

By:	/s/ Sebastián Rivera Martínez
	Name:	Sebastián Rivera Martínez
	Title:	Legal Manager

Date: September 8, 2014

Cencosud S.A. and subsidiaries, condensed consolidated interim statements of financial position

		As of
Assets	Note	June 30, 2014	December 31, 2013
		ThCh$	ThCh$
		(unaudited)

Current assets
Cash and cash equivalents		151,937,712	171,711,625
Other financial assets, current	5	29,783,514	49,583,940
Other non-financial assets, current		16,546,962	11,605,493
Trade receivables and other receivables	6	643,074,216	1,133,447,553
Receivables due from related entities, current		878,501	432,303
Inventory	8	1,113,166,919	1,044,906,627
Current tax assets		12,711,708	22,797,303

Total current assets other than non-current assets held for sale		1,968,099,532	2,434,484,844

Assets held for sale	19	766,334,377	—

Total current assets		2,734,433,909	2,434,484,844

Non-current assets
Other financial assets, non-current	5	163,771,387	92,405,358
Other non-financial assets, non-current		37,046,990	38,263,337
Trade receivable and other receivables, non-current	6	35,326,510	155,839,812
Equity method investment		50,109,676	49,942,154
Intangible assets other than goodwill	9	404,815,516	571,621,507
Goodwill	9	1,823,870,515	1,696,040,684
Property, plant and equipment	10	3,111,293,448	3,101,883,868
Investment property	11	1,563,984,163	1,568,432,058
Non-current tax assets,		56,061,492	53,727,039
Deferred income tax assets		362,336,714	302,593,552

Total non-current assets		7,608,616,411	7,630,749,369

Total assets		10,343,050,320	10,065,234,213

The accompanying notes are an integral part of these interim consolidated financial statements.

Cencosud S.A. and subsidiaries., condensed consolidated interim statements of financial position

		As of
Net equity and liabilities	Note	June 31, 2014	December 31, 2013
		ThCh$	ThCh$
		(unaudited)

Current liabilities
Other financial liabilities, current	12	419,136,947	739,105,814
Trade payables and other payables		1,720,736,707	1,957,993,218
Payables to related entities, current		904,174	556,494
Provisions and other liabilities	13	39,471,665	46,406,283
Current income tax liabilities		43,283,918	63,131,459
Current provision for employee benefits		87,705,561	96,696,870
Other non-financial liabilities, current		41,729,448	47,808,861

Total current liabilities		2,352,968,420	2,951,698,999

Other non-financial liabilities, current	19	250,659,383	—

Total current liabilities		2,603,627,803	2,951,698,999

Non-current liabilities
Other financial liabilities,	12	2,605,302,457	2,218,035,025
Trade accounts payables		17,849,401	8,954,817
Payables to related entities, non-current		33,464,695	—
Provisions and other liabilities	13	101,676,423	88,222,586
Deferred income tax liabilities		482,234,532	471,481,007
Other non–financial liabilities, non–current		69,285,203	65,474,690

Total non-current liabilities		3,309,812,711	2,852,168,125

Total liabilities		5,913,440,514	5,803,867,124

Equity
Paid-in capital	14	2,321,380,936	2,321,380,936
Retained earnings		2,080,239,280	2,049,483,333
Issuance premium		526,633,344	526,633,344
Other reserves		(500,040,777)	(636,230,610)

Equity attributable to controlling shareholders		4,428,212,783	4,261,267,003
Non-controlling interest		1,397,023	100,086

Total equity		4,429,609,806	4,261,367,089

Total equity and liabilities		10,343,050,320	10,065,234,213

The accompanying notes are an integral part of these interim consolidated financial statements.

Cencosud S.A. and subsidiaries condensed consolidated interim statements of profit and loss and OCI (unaudited)

Statements of profit and loss	Note	6/30/2014	6/30/2013
		ThCh$	ThCh$
Revenues from ordinary activities	16	5,075,195,561	4,867,894,847
Cost of Sales	15	(3,711,772,238)	(3,535,938,712)

Gross Profit		1,363,423,323	1,331,956,135

Other income by function	15	8,804,263	23,889,737
Distribution cost	15	(12,131,680)	(11,509,291)
Administrative expenses	15	(1,088,004,218)	(1,064,909,832)
Other expenses by function	15	(82,851,396)	(75,386,698)
Other gain (losses), net	15	9,699,567	6,073,569

Operating profit		198,939,859	210,113,620

Finance income	15	3,893,373	3,811,056
Finance expenses	15	(105,674,134)	(111,668,027)
Participation in profit or loss of equity method associates		1,882,880	2,769,327
Exchange differences	15	(8,344,663)	(24,189,008)
(Losses) from indexation	15	(22,140,421)	(3,558,743)

Profit before tax		68,556,894	77,278,225

Income tax expense		(18,123,064)	(46,752,249)

Profit from continuing operations		50,433,830	30,525,976

Profit from discontinued operations	20	11,095,025	(1,874,900)

Profit attributable to controlling shareholders		60,334,261	28,039,098
Profit attributable to non–controlling shareholders		1,194,594	611,978

Profit		61,528,855	28,651,076

Earnings per share
Basic earnings per share from continued operations		17.4	11.2
Basic earnings per share from discontinued operations		3.9	(0.7)
Diluted earnings per share from continued operations		17.4	11.2
Diluted earnings per share from discontinued operations		3.9	(0.7)

The accompanying notes are an integral part of these interim consolidated financial statements.

Cencosud S.A. and subsidiaries condensed consolidated interim statements of profit and loss and OCI (unaudited)

	6/30/2014	6/30/2013
	ThCh$	ThCh$
Profit	61,528,855	28,651,076

Other comprehensive income
Items that will never be reclassified to profit and loss
Re-measurements of defined benefit liability (asset)	74,073	25,474

Total OCI that will never be reclassified to profit and loss	74,073	25,474

Items that are or may be reclassified to profit and loss
Foreign currency translation adjustments	141,219,494	(107,792,053)
Cash flow hedge	(7,737,085)	(3,275,824)

Total Items that are or may be reclassified to profit and loss	133,482,409	(111,067,877)

Other comprehensive income, before taxes	133,556,482	(111,042,403)

Income tax related to re-measurement of defined benefit liability (asset)	(25,185)	(8,661)

Total income tax that will never be reclassified to profit and loss	(25,185)	(8,661)

Income tax related to cash flow hedge	1,547,417	655,165
Total income tax that are or may be reclassified to profit and loss	1,547,417	655,165

Total other comprehensive income and expense	135,078,714	(110,395,899)

Total comprehensive income	196,607,569	(81,744,823)

Income attributable to
Owners of the Company	195,310,632	(82,558,654)
Non-controlling Shareholders	1,296,937	813,831

Total comprehensive income	196,607,569	(81,744,823)

The accompanying notes are an integral part of these interim consolidated financial statements.

Cencosud S.A. and subsidiaries

Condensed consolidated interim statement of changes in net equity

For the six months ended June 30, 2014 (unaudited)

Statement of changes in equity ThCh$	Paid-in capital	Issuance premiums	Translation reserves	Cash flow Hedge reserves	Actuarial Gain(loss) reserves	Share based payments reserves	Other reserves	Total reserves	Changes in retained earnings (Accumulated losses)	Changes in net equity attributable to parent company shareholders	Change in non- controlling interest	Total equity
Opening balance as of January 1, 2014	2,321,380,936	526,633,344	(615,316,151)	20,525,986	402,512	10,636,164	(52,479,121)	(636,230,610)	2,049,483,333	4,261,267,003	100,086	4,261,367,089

Changes in equity
Comprehensive income
Net income	—	—	—	—	—	—	—		60,334,261	60,334,261	1,194,594	61,528,855
Other comprehensive income	—	—	141,117,151	(6,189,668)	48,888	—	—	134,976,371	—	134,976,371	102,343	135,078,714

Total Comprehensive income	—	—	141,117,151	(6,189,668)	48,888	—	—	134,976,371	60,334,261	195,310,632	1,296,937	196,607,569

Share issuance

Dividends									(29,578,314)	(29,578,314)	—	(29,578,314)
Stock option (see 33)						1,213,462		1,213,462		1,213,462		1,213,462

Decrease due to changes in ownership interest without a loss of control (see 23.4)

Total transactions with owners	—	—	—	—	—	1,213,462	—	1,213,462	(29,578,314)	(28,364,852)	—	(28,364,852)

Total Changes in equity	—	—	141,117,151	(6,189,668)	48,888	1,213,462	—	136,189,833	30,755,947	166,945,780	1,296,937	168,242,717

Ending balance, as of June 31, 2014	2,321,380,936	526,633,344	(474,199,000)	14,336,318	451,400	11,849,626	(52,479,121)	(500,040,777)	2,080,239,280	4,428,212,783	1,397,023	4,429,609,806

Cencosud S.A. and subsidiaries

Consolidated statement of changes in net equity

For the year ended December 31, 2013

Statement of changes in equity ThCh$	Paid-in capital	Issuance premiums	Translation reserves	Hedge reserves	Actuarial Gain(loss) reserves	Share based payments reserves	Other reserves	Total reserves	Changes in retained earnings (Accumulated losses)	Changes in net equity attributable to parent company shareholders	Change in non- controlling interest	Total equity
Opening balance as of January 1, 2013	1,551,811,762	477,341,095	(461,974,288)	23,315,468	(523,284)	6,892,685	(52,074,990)	(484,364,409)	1,852,745,697	3,397,534,145	677,599	3,398,211,744

Changes in equity
Comprehensive income
Net income									249,930,349	249,930,349	(165,553)	249,764,796
Other comprehensive income	—	—	(153,341,863)	(2,789,482)	925,796	—	—	(155,205,549)		(155,205,549)	(2,395)	(155,207,944)

Total Comprehensive income			(153,341,863)	(2,789,482)	925,796	—	—	(155,205,549)	249,930,349	94,724,800	(167,948)	94,556,852

Share issuance	769,569,174	49,292,249								818,861,423		818,861,423

Dividends									(53,192,713)	(53,192,713)		(53,192,713)
Stock option (see 33)						3,743,479		3,743,479		3,743,479		3,743,479

Decrease due to changes in ownership interest without a loss of control (see 23.4)						—	(404,131)	(404,131)	—	(404,131)	(409,565)	(813,696)

Total transactions with owners	769,569,174	49,292,249	—	—	—	3,743,479	(404,131)	3,339,348	(53,192,713)	769,008,058	(409,565)	768,598,493

Total Changes in equity	769,569,174	49,292,249	(153,341,863)	(2,789,482)	925,796	3,743,479	(404,131)	(151,866,201)	196,737,636	863,732,858	(577,513)	863,155,345

Ending balance, as of December 31, 2013	2,321,380,936	526,633,344	(615,316,151)	20,525,986	402,512	10,636,164	(52,479,121)	(636,230,610)	2,049,483,333	4,261,267,003	100,086	4,261,367,089

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries

Consolidated statements of cash flows

	For the three months ended June 31,
	Unaudited
	2014	2013
	ThCh$	ThCh$

Cash flows from (used in) operating activities

Types of revenues from operating activities
Revenue from sale of goods & provision of services	5,968,619,862	5,609,260,562
Proceeds from royalties, installments, commissions and other ordinary activities	1,135,397	6,282,439
Other operating activity revenue	6,042,398	3,995,923

Types of payments
Payments to suppliers for supply of goods & services	(4,980,644,323)	(4,818,258,251)
Payments to and on behalf of personnel	(663,352,759)	(502,787,598)
Other operating payments	(243,442,721)	(191,190,569)
Interest paid	(1,954,707)	(532,737)
Interest received	827,597	1,482,804
Taxes paid	(41,761,921)	(39,906,183)
Other cash inflows	1,124,258	2,032,343

Net cash flow from operating activities	46,593,081	70,378,733

Cash flows from (used in) investment activities
Loans granted to related parties	(49,032,445)	—
Proceeds from sales of property, plant & equipment	103,520	2,627,762
Purchases of property, plant & equipment	(98,556,867)	(191,524,252)
Purchases of intangible assets	(9,284,948)	(9,179,728)
Dividends received	1,280,746	1,218,380
Interest received	137,838	1,820,035
Other financial assets—mutual funds	17,139,045	24,976,111

Net cash flow (used in) investment activities	(138,213,111)	(170,061,692)

Cash flows from (used in) financing activities
Proceeds from paid in capital	—	818,871,267
Proceeds from borrowing at long–term	355,952,456	—
Proceeds from borrowing at short–term	2,075,445,445	2,434,313,101

Total loan proceeds from borrowing	2,431,397,901	3,253,184,368

Proceeds from borrowings granted by related parties	—	13,279,806
Repayments of borrowing	(2,228,356,797)	(3,151,192,320)
Dividends paid	(35,639,263)	(58,269,234)
Interest paid	(102,302,116)	(81,073,521)
Other cash outflows	—	280,116

Net cash flow from financing activities	65,099,725	(23,790,785)

Net (decrease) increase in cash and cash equivalents before the effect of variations	(26,520,305)	(123,473,744)

Effects of variations in the exchange rate on cash and cash equivalents	6,746,392	1,100,321

Net (decrease) increase in cash and cash equivalents	(19,773,913)	(122,373,423)
Cash and cash equivalents at the beginning of the year	171,711,625	237,720,805

Cash and cash equivalents at the end of the year	151,937,712	115,347,382

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries

Notes to the unaudited consolidated interim financial statements

1	General information

Cencosud S.A. (hereinafter “Cencosud Group,” “the Company,” “the Holding,” “the Group”) taxpayer ID number 93.834.000-5 is a public corporation with an indefinite life, with its legal residence at Avda. Kennedy 9001, 4th floor, Las Condes, Santiago, Chile.

Cencosud S.A. is a public company registered with the Chilean Superintendence of Securities and Insurance (SVS), under No.743, which shares are quoted in Chile on the Stock Brokers-Stock Exchange (Valparaíso), the Chilean Electronic Stock Exchange and the Santiago Stock Exchange; it is also quoted on the United States of America Stock Exchange (“NYSE”) in New York in the form of American Depositary Receipts (ADRs).

Cencosud S.A. is a retail operator in Latin America, which has active operations in Chile, Argentina, Brazil, Colombia and Peru, where it has developed a successful multi-format and multi-brand strategy reaching sales of ThCh$ 5.075.195.561 as of June 30, 2014.

During the year ended June 30, 2014, the Company employed an average of 149,186 employees, ending with a total number of 148,878 employees.

The Company’s operations include supermarkets, hypermarkets, home improvement stores, department stores, shopping centers, as well as real estate development and financial services, which makes it the most diversified retail company of Latin-American capital in South America with the biggest offering of square meters, it caters to the consumption needs of over 180 million customers.

Additionally, it operates other lines of business that complement the main retail operations, such as insurance brokerage, a travel agency, customer loyalty services and family entertainment centers. All of these services have gained recognition and prestige among customers, with brands that excel at quality and service.

The Company splits its equity among 2,828,723,963 shares of a single series whose main shareholders are the following:

Major shareholders as of June 31, 2014	Shares	Interest
		%
Inversiones Quinchamali Limitada	573,754,802	20.283%
Inversiones Latadia Limitada	550,823,211	19.473%
Inversiones Tano Limitada	457,879,800	16.187%
Banco Santander - JP Morgan	179,115,431	6.332%
Banco de Chile por cuenta de terceros	129,607,380	4.582%
Banco Itau por cuenta de inversionistas	105,158,320	3.718%
Horst Paulmann Kemna	70,336,573	2.487%
Fondo de Pensiones Provida C	56,826,301	2.009%
Fondo de Pensiones Habitat C	52,369,041	1.851%
Fondo de Pensiones Habitat B	41,740,724	1.476%
Fondo de Pensiones Capital C	38,438,818	1.359%
Fondo de Pensiones Provida B	36,054,975	1.275%
Other shareholders	536,618,587	18.970%

Total	2,828,723,963	100.000

The Cencosud group is controlled by the Paulmann family, as detailed below:

Interest of Paulmann family as of December 31, 2013	Interest
%
Inversiones Quinchamali Limitada	20.283%
Inversiones Latadia Limitada	19.473%
Inversiones Tano Limitada	16.187%
Horst Paulmann Kemna	2.487%
Manfred Paulmann Koepfer	0.492%
Peter Paulmann Koepfer	0.498%
Heike Paulmann Koepfer	0.492%
Sucesión de doña Helga Koepfer Schoebitz	0.115%
Inversiones Alpa Limitada	0.011%

Total	60.036%

The consolidated interim financial statements of Cencosud group corresponding to the year ended June 30, 2014, were approved by the Board of Directors in a session held on September 4, 2014.

2	Summary of the main accounting policies

2.1	Presentation basis

This condensed consolidated interim financial information for the six months ended June 30, 2014 and December 31, 2013 has been prepared in accordance with IAS 34, “Interim financial reporting.” They do not include all the information required for a complete set of IFRS financial statements. However, the condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2013, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

2.2	New and amended standards adopted by the group

Adopted in 2014

The Group adopted new and amended standards by the IASB with effect from January 1, 2014, however none of the new amendments and pronouncements had a significant impact on the group’s consolidated financial statements.

Other standards

A number of other new or amended standards have been adopted by the group with effect from 1 January 2014 but do not have a significant impact on the consolidated financial statements. These include:

IFRIC 21 Levies: This interpretation provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. The Interpretation identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. It provides the following guidance on recognition of a liability to pay levies: (a) The liability is recognized progressively if the obligating event occurs over a period of time, (b) If an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. The Group has not yet completed its evaluation of the effect of adoption.

In December 2011, the IASB issued an amendment to IAS 32 ‘Offsetting Financial Assets and Financial Liabilities’. This amendment clarifies the presentation requirements in relation to offsetting financial assets and financial liabilities on an entity’s balance sheet. The amendment to IAS 32 is effective for annual periods beginning on or after 1 January 2014. The Group has not yet completed its evaluation of the effect of adoption.

IAS 27 Separate Financial Statements (2011): Amended version of IAS 27 which now only deals with the requirements for separate financial statements, which have been carried over largely unchanged from IAS 27 Consolidated and Separate Financial Statements. Requirements for consolidated financial statements are now contained in IFRS 10 Consolidated Financial Statements. The Standard requires that when an entity prepares separate financial statements, investments in subsidiaries, associates, and jointly controlled entities are accounted for either at cost, or in accordance with IFRS 9 Financial Instruments / IAS 39 Financial Instruments: Recognition and Measurement. The Standard also deals with the recognition of dividends, certain group reorganisations and includes a number of disclosure requirements.

In May 2013, the IASB issued an amendment to IAS 36 ‘Impairment of Assets’ in relation to the disclosure of recoverable amounts for non-financial assets. The amendment addressed certain unintended consequences arising from consequential amendments made to IAS 36 when IFRS 13 was issued. In addition, a number of other standards and interpretations were adopted in the year which had no significant impact on the Group’s reported income and net assets.

Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39). Amends IAS 39 Financial Instruments: Recognition and Measurement to make it clear that there is no need to discontinue hedge accounting if a hedging derivative is novated, provided certain criteria are met. A novation indicates an event where the original parties to a derivative agree that one or more clearing counterparties replace their original counterparty to become the new counterparty to each of the parties. In order to apply the amendments and continue hedge accounting, novation to a central counterparty (CCP) must happen as a consequence of laws or regulations or the introduction of laws or regulations.

Defined Benefit Plans: Employee Contributions (Amendments to IAS 19). Amends IAS 19 Employee Benefits to clarify the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service. In addition, it permits a practical expedient if the amount of the contributions is independent of the number of years of service, in that contribution, can, but are not required, to be recognised as a reduction in the service cost in the period in which the related service is rendered.

Annual Improvements 2010-2012 Cycle

Makes amendments to the following standards:

IFRS 2 — Amends the definitions of ‘vesting condition’ and ‘market condition’ and adds definitions for ‘performance condition’ and ‘service condition’

IFRS 3 — Require contingent consideration that is classified as an asset or a liability to be measured at fair value at each reporting date

IFRS 8 — Requires disclosure of the judgements made by management in applying the aggregation criteria to operating segments, clarify reconciliations of segment assets only required if segment assets are reported regularly

IFRS 13 — Clarify that issuing IFRS 13 and amending IFRS 9 and IAS 39 did not remove the ability to measure certain short-term receivables and payables on an undiscounted basis (amends basis for conclusions only)

IAS 16 and IAS 38 — Clarify that the gross amount of property, plant and equipment is adjusted in a manner consistent with a revaluation of the carrying amount

IAS 24 — Clarify how payments to entities providing management services are to be disclosed

Annual Improvements 2011-2013 Cycle

Makes amendments to the following standards:

IFRS 1 — Clarify which versions of IFRSs can be used on initial adoption (amends basis for conclusions only)

IFRS 3 — Clarify that IFRS 3 excludes from its scope the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself

IFRS 13 — Clarify the scope of the portfolio exception in paragraph 52

IAS 40 — Clarifying the interrelationship of IFRS 3 and IAS 40 when classifying property as investment property or owner-occupied propert

Not yet adopted.

IFRS 14 Regulatory Deferral Accounts: IFRS 14 permits an entity which is a first-time adopter of International Financial Reporting Standards to continue to account, with some limited changes, for ‘regulatory deferral account balances’ in accordance with its previous GAAP, both on initial adoption of IFRS and in subsequent financial statements.

IFRS 9 Financial Instruments (2010): A revised version of IFRS 9 incorporating revised requirements for the classification and measurement of financial liabilities, and carrying over the existing derecognition requirements from IAS 39 Financial Instruments: Recognition and Measurement. The revised financial liability provisions maintain the existing amortised cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss – in these cases, the portion of the change in fair value related to changes in the entity’s own credit risk is presented in other comprehensive income rather than within profit or loss. No stated effective date has been set for the adoption of this standard.

IFRS 9 Financial Instruments (Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39) (2013): A revised version of IFRS 9 which: (1) Introduces a new chapter to IFRS 9 on hedge accounting, putting in place a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures; (2) Permits an entity to apply only the requirements introduced in IFRS 9 (2010) for the presentation of gains and losses on financial liabilities designated as at fair value through profit or loss without applying the other requirements of IFRS 9, meaning the portion of the change in fair value related to changes in the entity’s own credit risk can be presented in other comprehensive income rather than within profit or loss; (3) Removes the mandatory effective date of IFRS 9 (2013), IFRS 9 (2010) and IFRS 9 (2009), leaving the effective date open pending the finalisation of the impairment and classification and measurement requirements. Notwithstanding the removal of an effective date, each standard remains available for application.

IFRS 15 Revenue fron Contracts with Customers: FRS 15 provides a single, principles based five-step model to be applied to all contracts with customers. The five steps in the model are as follows:

(1) Identify the contract with the customer; (2) Identify the performance obligations in the contract; (3) Determine the transaction price; (4) Allocate the transaction price to the performance obligations in the contract; (5) Recognise revenue when (or as) the entity satisfies a performance obligation.

2.3	Accounting policies

The accounting policies adopted are consistent with those of the previous financial year, except as described below.

Income taxes for interim periods are accounted for using the tax rate that would be applicable to expected total annual income before taxes.

3	Risk management policies

The Company’s exposed to a variety of financial risks: market risk (including interest rate risk and foreign exchange rate risk), credit risk and liquidity risk.

The unaudited condensed interim consolidated financial statements do not include all financial risk management information and disclosure required in the annual financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2013.

There have been no changes in the risk management policies and procedures between the dates of the annual and these interim consolidated financial statements as of June 30, 2014.

3.1.	Valuation methodology (initially and subsequently).

Financial instruments that have been accounted for at fair value in the statement of financial position as of June 30, 2014 and December 31, 2013 have been measured using the methodologies as set forth in IFRS 13. These methodologies applied for each class of financial instruments are classified using the following hierarchy:

Level I: The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price.

Level II: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

•	Quoted market prices or dealer quotes for similar instruments;

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves;

•	Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments

•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value;

•	Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

Level III: Inputs for assets or liabilities that are not based on observable market data.

The Group has established control framework with respect to the measurements of fair value. This includes a valuation team that has an overall responsibility for overseeing all significant fair value measurements, including level 3 fair values, and reports directly to the regional CFO.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence from third parties to support the conclusion that such valuations meet the requirements of IFRS, including the fair value hierarchy in which such valuation should be classified.

Taking into account the nature and characteristics of the instruments maintained in its portfolio, the Company classifies its valuation methodologies in the three aforementioned levels. Currently, the valuation process considers internally developed valuation techniques, for which parameters and observable market inputs are used, mainly using the present value methodology.

The table below presents the percentage of financial instruments, valued under each method, compared to their total value.

As of June 30, 2014 and December 31, 2013, the Group has no financial instruments that have been valuated using inputs assessed as level III, however, the procedures above are in line with the Group policies regarding the estimation and review of the inputs used in fair-valuing financial asset and recurrent and non-recurrent non-financial assets.

Table 1-4. Successive valuation methodologies.

June 30, 2014

			Valuation method				Amortized cost
Classification	Group	Type	Value	Level I	Level II	Level III
			ThCh$	%	%	%	%
At fair value through profit or loss	Mutual funds	Mutual fund shares	23,620,755	100
	Shares	Shares	41,540	100
	Other financial Instrument	Highly liquid financial instruments	6,121,219	100
		Other financial investments	1,591,100	100
Credit cards and trade Receivables, net	Cash and cash equivalents	Cash balances	31,034,255				100
		Bank balances	98,625,163				100
		Short-term deposits	22,278,294				100
	Receivables	Credit card and trade receivables, net	678,400,726				100
		Receivables due from Bretas	16,257,538				100
	Receivables from related entities	Receivables from related entities, current	878,501				100
	Tax assets	Tax assets, current	12,711,708				100
Held for sale	Assets classified as held por sale		766,334,377				100
Financial liabilities and payables	Bank loans	Current	288,799,279				100
		Non-Current	805,211,113				100
	Bonds payable	Current	44,842,222				100
		Non-Current	1,764,122,958				100
	Other loans (lease)	Current	3,303,508				100
		Non-Current	27,569,075				100
	Debt purchase Bretas	Current	72,524,703				100
		Non-Current	7,442,004
	Other financial liabilities	Current	8,447,205				100
	Trade payables	Current	1,554,484,866				100
		Non-Current	7,780,871				100
	Withholding taxes	Current	166,251,841				100
		Non-Current	10,068,530				100
	Payables to related entities	Current	904,174				100
		Non-Current	33,464,695				100
	Tax liabilities	Current	43,283,918				100
	Deferred tax liabilities	Current	482,234,532				100
Held for sale	Liabilities classified as held por sale		250,659,383				100
Hedges	Hedging derivatives	Cash flow hedging liability	2,177,337		100
		Cash flow hedging asset	122,016,205		100
		Fair value hedging asset	23,906,544		100

December 2013

			Valuation method				Amortized cost
Classification	Group	Type	Value	Level I	Level II	Level III
			ThCh$	%	%	%	%
At fair value through profit or loss	Mutual funds	Mutual fund shares	40,759,800	100
	Shares	Shares	38,198	100
	Other financial Instrument	Highly liquid financial instruments	8,785,942	100
		Other financial investments	185,553	100
Credit cards and trade Receivables, net	Cash and cash equivalents	Cash balances	47,627,336				100
		Bank balances	105,893,186				100
		Short-term deposits	18,191,103				100
	Receivables	Credit card and trade receivables, net	1,289,287,365				100
		Receivables due from Bretas	15,031,535				100
	Receivables from related entities	Receivables from related entities, current	432,303				100
	Tax assets	Tax assets, current	22,797,303				100

			Valuation method				Amortized cost
Classification	Group	Type	Value	Level I	Level II	Level III
			ThCh$	%	%	%	%
Financial liabilities and payables	Bank loans	Current	441,070,635				100
		Non-Current	420,811,688				100
	Bonds payable	Current	74,815,992				100
		Non-Current	1,676,045,068				100
	Other loans (lease)	Current	4,808,673				100
		Non-Current	27,779,079				100
	Deposits and savings Accounts	Current	151,918,114				100
		Non-Current	48,923,826				100
	Debt purchase Bretas	Current	53,727,111				100
		Non-Current	34,919,748
	Letters of credit	Current	9,511,591				100
	Other financial liabilities	Current	12,450,378				100
	Trade payables	Current	1,737,920,899				100
		Non-Current	4,956,289				100
	Withholding taxes	Current	220,072,319				100
		Non-Current	3,998,528				100
	Payables to related entities	Current	556,494				100
	Tax liabilities	Current	63,131,459				100
Hedges	Hedging derivatives	Cash flow hedging liabilities	358,936		100
		Cash flow hedging assets	77,188,270		100

Instruments classified as Level II correspond mainly to interest rate and cross currency swaps that have been valued by discounting the future cash flows stipulated in the contract for both the asset and liability component of each instrument. The structure of interest rates used to bring the future cash flows to present value is constructed based on the currency of each component and inferred from transactions involving risk-free instruments in the relevant market.

In order to estimate the fair value of debt instruments not accounted for at amortized cost, the Company has estimated the cash flows from variable interest obligations using relevant swap curves. The structure of interest rates used to bring the future cash flows to present value is constructed based on the currency of each obligation and corresponds to the risk-free curve in the relevant market plus a credit spread inferred from the initial contractual conditions of each obligation.

In addition, the fair value for informational purposes (Table 1-1) has been estimated for those instruments accounted for at amortized cost. For instruments maturing in less than one year, the Company has determined that the fair value does not differ significantly from the book value presented. The criteria adopted is applied to balances maintained in trade and other receivables, cash and cash equivalents, trade and other payables and the current portion of bank loans and bonds payable.

The Group recognizes transfers between levels of the fair value hierarchy at the end the reporting period during the change has occurred. As of June 30, 2014 and December 31, 2013, there have been no transfers between level I and II, and transfers out of level III to another level of fair value.

3.2.	Reclassifications.

As of the end of this reporting period, the Company has not reclassified any entries in the aforementioned financial instrument categories.

4	Estimates, judgment or criteria applied by management

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant assumption used in preparing these condensed consolidated interim financial statements as of June 30, 2014 do not significantly differ from the ones used when preparing the annual consolidated financial statements for the year ended December 31, 2013

5	Other financial assets, current and non-current

The composition of this item as of June 30, 2014 and December 31, 2013 includes the following:

	As of
Other financial assets, current	June 30, 2014	December 31, 2013
	ThCh$	ThCh$
Shares	41,540	38,198
Mutual Funds Shares(*)	23,620,755	40,759,800
Highly liquid financial instruments	6,121,219	8,785,942
Total other financial assets, current	29,783,514	49,583,940

	As of
Other financial assets, non-current	June 30, 2014	December 31, 2013
	ThCh$	ThCh$
Hedging derivatives	145,922,749	77,188,270
Financial investments Long term	1,591,100	185,553
Account receivable due from Bretas (see 6.1 below)	16,257,538	15,031,535
Total other financial assets, non-current	163,771,387	92,405,358

(*)	Mutual Funds shares are mainly fixed rate investments.

6.	Trade receivables and other receivables

Trade receivables and other receivables as of June 30, 2014 and December 31, 2013 are as follows:

	As of
Trade receivables and other receivables, net, current	June 30, 2014	December 31, 2013
	ThCh$	ThCh$
Trade receivables net, current	160,914,947	189,382,770
Credit card receivables net, current	211,492,313	573,299,096
Other receivables, net, current	269,980,091	319,894,783
Letters of credit loans	686,865	726,828
Consumer installment credit—(Banco Paris)	—	50,144,076

Total	643,074,216	1,133,447,553

Trade receivables and other receivables, net, non-current	June 30, 2014	December 31, 2013
	ThCh$	ThCh$
Trade receivables net, non-current	746,006	874,953
Credit card receivables net, non-current	4,053,772	54,857,341
Other receivables, net, non-current(1)	19,744,031	14,972,281
Letters of credit loans	10,782,701	11,079,842
Consumer installment credit—(Banco Paris)	—	74,055,395

Total	35,326,510	155,839,812

	As of
Trade receivables and other receivables, gross, current	June 30, 2014	December 31, 2013
	ThCh$	ThCh$
Trade receivables gross, current	178,273,156	207,511,529
Credit card receivables gross, current	223,397,749	615,717,408
Other receivables gross, current	286,406,393	336,000,114
Letters of credit loans	934,266	951,689
Consumer installment credit—(Banco Paris)	—	64,867,696

Total	689,011,565	1,225,048,440

	As of
Trade receivables and other receivables, gross, non-current	June 30, 2014	December 31, 2013
	ThCh$	ThCh$
Trade receivables gross, non-current	746,006	874,953
Credit card receivables gross, non-current	4,053,772	54,857,341
Other receivables gross, non-current	19,744,031	14,972,280
Letters of credit loans, non-current	10,782,701	11,079,844
Consumer installment credit, non-current	—	74,055,395

Total	35,326,510	155,839,812

	As of
Trade receivables and other receivables close to maturity	June 30, 2014	December 31, 2013
	ThCh$	ThCh$
Less than three months	512,130,305	787,246,457
Between three and six months	51,794,502	108,689,500
Between six and twelve months	40,094,926	137,131,540
In more than twelve months	35,326,510	155,839,812

Total	639,346,243	1,188,907,309

The maturity of past due trade receivables as of June 30, 2014 and December 31, 2013 is as follows:

	As of
Trade receivables past due but not impaired	June 30, 2014	December 31, 2013
	ThCh$	ThCh$
Past due in less than three months	45,062,879	144,856,572
Past due between three and six months	10,202,805	27,167,160
Past due between six and twelve months	5,099,300	5,919,720
Past due in more than twelve months	24,626,848	14,037,491

Total	84,991,832	191,980,943

The movement of the bad debt allowance is as follows:

	As of
Change in bad debt allowance	June 30, 2014	December 31, 2013
	ThCh$	ThCh$
Initial balance	91,600,887	93,609,839
Increase in provision	69,918,384	116,169,507
Utilized provision	(37,935,061)	(89,822,273)
Decrease in provision	(20,522,958)	(28,356,186)
Reclass to assets held for sale	(57,123,903)

Total	45,937,349	91,600,887

The maximum exposure to credit risk at the date of the report is the book value in each category of the trade account. The Cencosud Group does not request collateral as a guarantee.

7	Transactions with related parties

Transactions with related companies are based on immediate payment or collection or with a term of up to 30 days, and are not subject to special conditions. These operations comply with what is established in articles 44 and 49 of Law N° 18,046 that regulates the Corporations. It is noteworthy that the related party transactions are in accordance with IAS 24 (Revised) “Related Parties”. The Company has a policy to disclose all transactions performed with related parties during the period.

7.1	Board of Directors and key management of the Company

The Board of Directors as of June 30, 2014 is comprised of the following people:

Board of directors	Role	Profession
Horst Paulmann Kemna	Chairman	Businessman
Heike Paulmann Koepfer	Director	Commercial Engineer
Peter Paulmann Koepfer	Director	Commercial Engineer
Roberto Oscar Philipps	Director	National Public Accountant
Cristian Eyzaguirre Johnston	Director	Economist
Sven von Appen Behrmann	Director	Commercial Engineer
Richard Bûchi Buc	Director	Civil Engineer
Erasmo Wong Lu	Director	Civil Engineer
David Gallagher Patrickson	Director	Economist
Julio Moura Neto	Director	Engineer

Key management of the Company as of December 31, 2013 is composed of the following people:

Senior management	Position	Profession
Daniel Rodríguez	Chief Executive Officer	Forest Engineer
Carlos Mechetti	General Counsel	Attorney at law
Bronislao Jandzio	Audit Managing Director	Business Administrator
Renato Fernández	Corporate Affairs Manager	Journalist
Jaime Soler	Corporate restail Managing Director	Commercial Engineer
Marcelo Reyes	Corporate Risk Managing Director	Commercial Engineer
Patricio Rivas	Financial Retail Managing Director	Commercial Engineer
Rodrigo Hetz	Human Resources Director	Industrial Engineer
Andres Artigas	Chief Information Officer	Industrial Engineer
Juan Manuel Parada	Chief Financial Officer	Business Administrator
Stepan Krause	Projects Managing Director	Commercial Engineer
Rodrigo Larrain	Shopping Centers Managing Director	Industrial Engineer

7.2	Board of Directors compensation

In accordance with Article 33 of Law N° 18,046 in regards to Corporations, the Ordinary Shareholders’ Meeting held on April 25, 2014, set the following amounts for the 2013 period:

•	Fees paid for attending Board sessions: payment of UF 330 each month for those holding the position of Director of the Board and twice this amount for the President of the Board, if and only if they attend a minimum of 10 ordinary sessions each year.

•	Fees paid for attending the Directors’ Committee: payment to each Director of UF 110 for each session they attend.

The details of the amount paid to Directors for the years ended December 31, 2013, 2012 and 2011, are as follows:

Name	Role	June 30, 2014	June 30, 2013
		ThCh$	ThCh$
Horst Paulmann Kemna	Chairman	88,237	64,012
Heike Paulmann Koepfer	Director	44,119	32,006
Peter Paulmann Koepfer	Director	44,119	32,006
Cristián Eyzaguirre Johnston	Director	44,119	38,131
Roberto Oscar Philipps	Director	58,825	42,705
Sven von Appen Behmann	Director	—	18,283
Erasmo Wong Lu Vega	Director	44,119	32,006
David Gallagher Patrickson	Director	58,825	42,705
Julio Moura	Director	44,119	18,283
Richard Bûchi Buc	Director	58,825	18,297

Total		485,307	338,434

7.3	Compensation paid to senior management

Key management compensation	June 30, 2014
ThCh$
Salary and other short term employee benefits	2,597,752

The Cencosud Group has established an incentive plan, which rewards management for the achievement of individual objectives in the achievement of the company’s results. These incentives are structured as a minimum and a maximum of gross compensation and are paid once a year.

8	Inventory

The composition of this item as of June 30, 2014 and December 31, 2013 is as follows:

	As of
Inventory category	June 30, 2014	December 31, 2013
	ThCh$	ThCh$
Raw materials	6,046,856	5,948,240
Goods	1,239,072,224	1,152,071,765
Finished Goods	522,261	793,111
Provisions	(132,474,422)	(113,906,489)

Total	1,113,166,919	1,044,906,627

The composition of inventories by business line as of June 30, 2014 and December 31, 2013 is as follows:

	As of June 30, 2014
Inventory category	Department stores	Supermarkets	Home improvement	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Raw material	2,084,451	3,962,405	—	6,046,856
Goods	163,227,887	707,378,533	235,991,382	1,106,597,802
Finished Goods	—	522,261	—	522,261

Total	165,312,338	711,863,199	235,991,382	1,113,166,919

	As of December 31, 2013
Inventory category	Department stores	Supermarkets	Home improvement	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Raw material	1,856,890	4,091,350	—	5,948,240
Goods	168,991,329	660,801,771	208,372,176	1,038,165,276
Finished Goods	—	793,111	—	793,111

Total	170,848,219	665,686,232	208,372,176	1,044,906,627

The Company periodically assesses its inventories at their net realizable value, by separating the inventory for each line of business and verifying the age, inventory turnover, sales prices and seasonality. Any adjustments are carried against income of the period.

The goods included in inventory are valued between the purchase price or production cost, net of allowance for obsolescence and net realizable value.

The carrying amount of inventories carried at June 30, 2014 and December 31, 2013 to its net realizable value less selling costs, provides for:

Current Inventories:

Inventories at net realizable value	Inventories at net realizable as of
	June 30, 2014	December 31, 2013
	ThCh$	ThCh$
Inventory	48,376,638	46,104,966

Total	48,376,638	46,104,966

9	Intangible assets

9.1 Intangible assets other than goodwill

Intangible assets are mainly composed of software and brands acquired in business combinations. The detail as of June 30, 2014 and December 31, 2013 is as follows:

Intangibles assets other than goodwill net	As of
	June 30, 2014	Dec 31, 2013
	ThCh$	ThCh$
Finite life intangible assets, net	131,485,597	101,181,642
Indefinite life intangible assets, net	273,329,919	470,439,865

Intangible assets, net	404,815,516	571,621,507

Patents, Trade Marks and Other Rights, Net	273,329,919	470,439,865
Software (IT)	90,824,335	61,048,198
Other Identifiable Intangible Assets, net	40,661,262	40,133,444

Identifiable Intangible Assets, Net	404,815,516	571,621,507

Intangibles assets other than goodwill gross	As of
	June 30, 2014	December 31, 2013
	ThCh$	ThCh$
Finite life intangible assets, Gross	213,666,857	175,222,015
Indefinite life intangible assets, Gross	273,329,919	470,439,865

Intangible Assets, Gross	486,996,776	645,661,880

Patents, Trade Marks and Other Rights, Gross	273,329,919	470,439,865
Software (IT)	154,950,602	118,664,961
Other Identifiable Intangible Assets, Gross	58,716,255	56,557,054

Identifiable Intangible Assets, Gross	486,996,776	645,661,880

Accumulated amortization and value impairment	As of
	June 30, 2014	Dec 31, 2013
	ThCh$	ThCh$
Finite life intangible assets	(82,181,260)	(74,040,373)
Indefinite life intangible assets	—	—

Intangible Assets, Gross	(82,181,260)	(74,040,373)

Software (IT)	(64,126,267)	(57,616,763)
Other Identifiable Intangible Assets	(18,054,993)	(16,423,610)

Accumulated amortization and value impairment	(82,181,260)	(74,040,373)

Other identifiable intangible assets mainly correspond to customer’s data base.

The detail of the useful lives applied to intangible assets as of June 30, 2014 and December 31, 2013 is as follows:

Estimated useful lives or amortization rates used	Minimum life	Maximum life
Patents, Trade Marks and Other Rights	Indefinite	Indefinite
Software (IT)	1	7
Other identifiable Intangible Assets	1	5

The detail of the amounts of identifiable intangible assets that are individually significant as of June 30, 2014 and December 31, 2013 is as follows:

Individually significant identifiable Intangible assets	Book Value 2014	Book Value 2013	Remaining amortization period	Country of origin	Segment
	ThCh$	ThCh$
Paris Brand	120,754,313	326,363,010	Indefinite	Chile	Department stores
Johnson’s Brand	15,501,628	15,501,628	Indefinite	Chile	Department stores
Pierre Cardin License	171,584	171,584	Defined	Chile	Department stores
Wong Brand	31,665,063	30,224,513	Indefinite	Peru	Supermarkets
Metro Brand	69,087,411	65,944,390	Indefinite	Peru	Supermarkets
Bretas Brand	20,939,628	18,671,783	Indefinite	Brazil	Supermarkets
Perini Brand	937,599	836,053	Indefinite	Brazil	Supermarkets
Prezunic Brand	14,272,693	12,726,904	Indefinite	Brazil	Supermarkets

Total	273,329,919	470,439,865

The factors for considering the brands with indefinite useful lives over time are the following:

•	Verifiable history and expected use of the asset by the Company: This is the most important factor to consider in the definition of the useful life of the brand. The brands mentioned have a history of more than 80 years of successful existence in the market. The use that has been and is being given to these brands shows an intention to keep them and consolidate them further in the long term.

•	Legal, regulatory or contractual limits to the useful life of the intangible asset: There are no legal, regulatory or contractual limits linked to the brands. The brands are duly protected and the pertinent registrations remain current.

•	Effects of obsolescence, demand, competition and other economic factors: The brands have a rating linked to strong national brands according to their history. This implies a low risk of obsolescence.

•	Maintenance of the necessary investment levels to produce the projected future cash flows: historic and projected cash flows for the brands are duly sustained with investments in marketing, publicity, technology, renovations and improvements to the retail infrastructure. They are efficient as a result of synergies and scale of operations, but are compatible and realistic for the industry. An increase in the other general administration expenses and necessary sales is also contemplated to sustain the projected increase in sales.

•	Relationship of the useful life of an asset or group of assets with the useful life of an intangible asset: The brands do not depend on the useful life of any asset or group of assets as they existed independently for a substantial time prior to the acquisitions, and they are not related to sectors subject to technological obsolescence or other causes.

9.2	Goodwill

The detail of goodwill as of June 30, 2014 and December 31, 2013 is as follows:

ID (Unique tax number)	Company	Country	December 31, 2013	Increase (decrease) adjustments for business combinations	Increase (decrease) foreign exchange	June 30, 2014
			ThCh$	ThCh$	ThCh$	ThCh$
—	Constructora Reineta S.A.	Argentina	170,515		(26,481)	144,034
—	Blaisten S.A.	Argentina	3,646,347		(613,148)	3,033,199
—	E Wong S.A.	Peru	2,785,614		150,506	2,936,120
—	Metro Inmobiliaria S.A.	Peru	1,525,914		82,444	1,608,358
—	Mercantil Pizarro	Peru	2,978,474		160,926	3,139,400
—	Supermercados El Centro	Peru	3,821,330		206,465	4,027,795
—	Inmobiliaria Los Alamos S.A.C.	Peru	219,473		11,858	231,331
—	GSW S.A.	Peru	236,874,080		12,798,199	249,672,279
—	Gbarbosa Holding LLC	Brazil	148,838,078		18,090,659	166,928,737
—	Mercantil Rodríguez Comercial Ltda.	Brazil	7,502,038		911,185	8,413,223
—	Super Família Comercial de Alimentos Ltda.	Brazil	9,733,841		1,182,256	10,916,097
—	Perini Comercial de Alimentos Ltda.	Brazil	5,643,936		685,503	6,329,439
—	Irmaos Bretas Filhos e Cia. Ltda.	Brazil	232,856,911		28,282,428	261,139,339
—	Prezunic Comercial Ltda.	Brazil	151,134,007		18,356,568	169,490,575
—	Grandes Superficies de Colombia S.A.	Colombia	641,931,248		47,550,463	689,481,711
76.193.360-4	Umbrale S.A.	Chile	1,442,588			1,442,588
76.203.080-2	Mega Supermercado Infante Ltda.	Chile	3,598,780			3,598,780
78.072.360-2	Distribución y Administraciones Ltda.	Chile	5,900,758			5,900,758
78.509.620-7	Preaservice Ltda.	Chile	809,682			809,682
79.829.500-4	Comercializadora Foster Ltda.	Chile	4,536,210			4,536,210
83.274.300-3	Empresas Almacenes Paris S.A.	Chile	120,650,073			120,650,073
83.336.200-3	Montrone Pla S.A.	Chile	33,253,496			33,253,496
83.681.900-4	Supermercado Montecarlo S.A.	Chile	45,250,207			45,250,207
84.671.700-5	Santa Isabel S.A.	Chile	18,179,034			18,179,034
96.671.750-5	Easy S.A.	Chile	224,445			224,445
96.805.390-6	Proterra S.A.	Chile	1,003,013			1,003,013
78.183.534-3	Retail .S.A.	Chile	11,530,592			11,530,592

Total			1,696,040,684		127,829,831	1,823,870,515

ID (Unique tax number)	Company	Country	December 31, 2012	Increase (decrease) adjustments for business combinations	Increase (decrease) foreign exchange	December 31, 2013
			ThCh$	ThCh$	ThCh$	ThCh$
—	Constructora Reineta S.A.	Argentina	206,973		(36,458)	170,515
—	Blaisten S.A.	Argentina	4,336,164		(689,817)	3,646,347
—	E Wong S.A.	Peru	2,795,420		(9,806)	2,785,614
—	Metro Inmobiliaria S.A.	Peru	1,531,285		(5,371)	1,525,914
—	Mercantil Pizarro	Peru	2,988,959		(10,485)	2,978,474
—	Supermercados El Centro	Peru	3,834,782		(13,452)	3,821,330
—	Inmobiliaria Los Alamos S.A.C.	Peru	220,246		(773)	219,473
—	GSW S.A.	Peru	237,707,921		(833,841)	236,874,080
—	Gbarbosa Holding LLC	Brazil	157,044,081		(8,206,003)	148,838,078
—	Mercantil Rodríguez Comercial Ltda.	Brazil	7,915,356		(413,318)	7,502,038
—	Super Família Comercial de Alimentos Ltda.	Brazil	10,270,117		(536,276)	9,733,841
—	Perini Comercial de Alimentos Ltda.	Brazil	5,954,883		(310,947)	5,643,936
—	Irmaos Bretas Filhos e Cia. Ltda.	Brazil	245,685,946		(12,829,035)	232,856,911
—	Prezunic Comercial Ltda.	Brazil	159,460,663		(8,326,656)	151,134,007
—	Grandes Superficies de Colombia S.A.	Colombia	641,931,248			641,931,248
76.193.360-4	Umbrale S.A.	Chile	1,442,588			1,442,588
76.203.080-2	Mega Supermercado Infante Ltda.	Chile	3,598,780			3,598,780
78.072.360-2	Distribución y Administraciones Ltda.	Chile	5,900,758			5,900,758
78.509.620-7	Preaservice Ltda.	Chile	809,682			809,682
79.829.500-4	Comercializadora Foster Ltda.	Chile	4,536,210			4,536,210
83.274.300-3	Empresas Almacenes Paris S.A.	Chile	120,650,073			120,650,073
83.336.200-3	Montrone Pla S.A.	Chile	33,253,496			33,253,496
83.681.900-4	Supermercado Montecarlo S.A.	Chile	45,250,207			45,250,207
84.671.700-5	Santa Isabel S.A.	Chile	18,179,034			18,179,034
96.671.750-5	Easy S.A.	Chile	224,445			224,445
96.805.390-6	Proterra S.A.	Chile	1,003,013			1,003,013
78.183.534-3	Retail .S.A.	Chile	11,530,592			11,530,592

	Total		1,728,262,992	—	(32,222,238)	1,696,040,684

Impairment test on Cash Generating Units including Goodwill.

Goodwill is allocated to each store or group of stores, as appropriate, in each country and operating segment (cash generating units). The following table details goodwill by operating segment and country as of June 30, 2014 and December 31, 2013:

	As of
Goodwill per operating segment and country	June 30, 2014	December 31, 2013
	ThCh$	ThCh$
Real Estate & Shopping—Argentina	144,034	170,515
Supermarkets—Chile	106,991,957	106,991,957
Supermarkets—Brazil	623,217,410	555,708,811
Supermarkets—Peru	261,615,283	248,204,885
Supermarkets—Colombia	689,481,711	641,931,248
Home Improvement—Argentina	3,033,199	3,646,347
Home Improvement—Chile	1,227,458	1,227,458
Department stores—Chile	62,149,917	62,149,917
Financial services—Chile	76,009,546	76,009,546

Total	1,823,870,515	1,696,040,684

The basis of the amount recoverable from the cash generating units is the value in use, which determined by the net present value of the cash flows that the cash generating units will produce, discounted based on a rate of average cost of market capital in line with the business of each country.

Acquisition of Colombia Holdings Alpha BV, Colombia Holdings Thalie BV, Colombia Holdings Calliope BV, Colombia Holdings Uranie BV, and Colombia Holdings Coledim BV, each organized under the laws of the Kingdom of the “Netherlands”, as well as the acquisition of 100% of the capital stock of Grandes Superficies de Colombia S.A. and Atacadao de Colombia S.A.S (Carrefour)

On November 30, 2012, Cencosud S.A. filed an official notice of an essential event, or “Hecho Esencial”, with the Chilean Superintendency of Securities and Insurance, “Superintendencia de Valores y Seguros” (“SVS”), pursuant to article 9 and second paragraph of article 10 of Act number 18.045 of the Republic of Chile, and Section II of the General Rule No. 30 of the SVS, announcing that:

Pursuant to the stock purchase agreement executed between the Company and Carrefour Nederlans B.V., a company organized under the laws of the Kingdom of the Netherlands and an affiliate of Carrefour S.A., a company organized under the laws of France, the Company completed the acquisition of 100% of the capital stock of Colombia Holdings Alpha BV, Colombia Holdings Thalie BV, Colombia Holdings Calliope BV, Colombia Holdings Uranie BV, and Colombia Holdings Coledim BV, each organized under the laws of the Kingdom of the Netherlands, as well as the acquisition of 100% of the capital stock of Grandes Superficies de Colombia S.A. and Atacadao de Colombia S.A.S., each organized under the laws of Colombia (collectively, the “Acquired Companies”). The Acquired Companies operate supermarkets under the Carrefour brand name in Colombia.

The total purchase price operation was EUR 1,905,005,000 (ThCh$1,171,090,394). All the expenses related to this transaction have been recorded in the income statements of the Company. The expenses amounted to ThCH$3,359,720 (professional fees).

Net sales and profit of the chain in the last twelve months of 2012 totaled about US$ 2.1 billion and US$$27,498 million respectively. In one month to December 31, 2012, the acquired Company contributed revenue and profit of US$244 and US$9,7 million respectively.

The Company operates 72 hypermarkets, 16 convenience stores, four local cash & carry format, as well as gas stations. It also acquired the premises are located in nine of the ten largest cities in Colombia, becoming the second supermarket operator. In relation to the attributable synergies to this acquisition, Cencosud is a strong retail operator in the South America Pacific shore and the entry into the Colombian market creates synergy opportunities not only for its Colombian operations but also for its Chilean and Peruvian operations by increasing the scale of its purchases from Asia and by providing a better cost of goods to Colombia and to its operations in Chile and Peru. Furthermore, given that Cencosud is a multi-format retail operator, it believes is well suited to create value out of the real estate portfolio acquired by developing new formats into the existing properties. Cencosud can further develop the sites by opening home improvement stores next to existing supermarkets, or start department store or shopping center operations in the future, further developing its business footprint in Colombia and generating operational efficiencies in that market. Finally, the Group’s core business is supermarket operations, which is also the case for the Company’s Colombian Operations. Supermarkets are worth more than the value of their assets. Procedures, logistics, trained people, points of sales, etc., are all part of the added value of a supermarket operation. The goodwill recognized is basically attributable to the aforementioned facts and synergies expected to be achieved from integrating the acquired business into the Group’s existing structure.

The Company concluded the process of determining the fair value measurement of assets and liabilities of the Sociedad Grandes Superficies de Colombia S.A. y Atacadao de Colombia S.A.S in 2013. All adjustments determined as part of the process have been accounted for as adjusting entries to the amounts recognized as of December 31, 2012.

The balance of the company at the date of purchase provided the following:

Assets	Measurement Period Adjustments	Final allocation of consideration transferred restated	Preliminary allocation as of December 01, 2012
		ThCh$	ThCh$
Current Assets
Cash and cash equivalents	—	7,137,486	7,137,486
Other financial assets, current	463,921	3,124,415	2,660,494
Trade debtors and other accounts receivables	(2,963,220)	34,085,549	37,048,769
Intercompany receivables, current		74,099	74,099
Inventories	(15,919,318)	94,035,892	109,955,210
Current tax assets	—	8,016,441	8,016,441

Total current assets	(18,418,617)	146,473,882	164,892,499

Non-current assets
Trade debtors and other accounts receivable, non-current	—	7,280	7,280
Intangible assets other than goodwill	10,373,018	17,669,695	7,296,677
Goodwill	(26,618,046)	—	26,618,046
Property, plant and equipment	224,997,165	715,416,527	490,419,362
Investment property	—	23,495,425	23,495,425
Deferred income tax assets	17,911453	50,165,320	32,253,867

Total non-current assets	226,663,590	806,754,247	580,090,657

Total assets	208,244,973	953,228,129	744,983,156

Net Equity and liabilities	Measurement Period Adjustments	Final allocation of consideration transferred	Preliminary allocation as of December 01, 2012
		ThCh$	ThCh$
Current liabilities
Other financial liabilities, current	—	80,314,269	80,314,269
Trade creditors and other Accounts payables	1,501,214	182,131,348	180,622,134
Intercompany Accounts payable, current	—	5,220,634	5,220,634
Other short-term provisions	10,162,303	12,965,888	2,803,585
Employee benefit provisions, current	—	2,788,075	2,788,075
Other non-financial liabilities, current	—	867,040	867,040

Total current liabilities	11,671,517	284,287,254	272,615,737

Net Equity and liabilities	Measurement Period Adjustments	Final allocation of consideration transferred	Preliminary allocation as of December 01, 2012
		ThCh$	ThCh$

Non-current Liabilities
Other financial liabilities, non-current	2,805,517	11,855,081	9,049,564
Non-current liabilities	—	14,538,258	14,538,258
Other Non-current provisions	9,374,893	9,374,893	—
Deferred income tax liabilities	71,980,675	79,525,006	7,544,331
Other long term provisions	—	713,260	713,260

Total non-current liabilities	84,161,085	116,006,498	31,845,413

Total liabilities	95,832,602	400,293,752	304,461,150

Net Equity and liabilities	Final allocation of consideration transferred restated	Preliminary allocation of consideration transferred
		ThCh$

Paid in Capital		323,596,000
Retained Earnings		78,632,494
Other Reserves		38,293,512

Equity attributable to equity instrument holders:
Not controlling interest		440,522,006

Equity and liabilities		744,983,156

Net Assets	552,934,377
Consideration Paid	1,171,090,394
Goodwill	618,156,017
Accumulated exchange difference	23,775,231
Goodwill as of December 31, 2013	641,931,248

As for the allocation of Goodwill, this was determined by taking into account the expected benefits from the related synergies arising from business model of the Company in Colombia, the allocation is as follows:

a)	Supermarket – carries 84% of total goodwill

b)	Financial services – carries 10% of total goodwill

c)	Shopping centers – carries 6% of total goodwill

The goodwill recognized is expected to be deductible for tax purposes.

Fair value measurements

The valuation techniques used in determining the fair value of the significant assets and assumed liabilities were as follows:

Property Plan and Equipment: The Company used the “Replacement Cost new method” to determine the fair value of PPE. This method consists of identifying the replacement cost of new property with similar capacity, adjusted for depreciable factors such as functional or technological obsolescence, remaining useful life, and physical condition. For lands and buildings, the Company used the “Sales Comparison method.” This method identifies prices of recent transactions between market participants (purchasers/sellers) for comparable properties.

Intangible assets: The Company identified and assessed for recognition the following intangibles assets:

•	Customer relationship: The Company used the multi-period excess earnings method to estimate the fair value based on a residual cash flow notion.

•	Customer lists (databases): The Company used a market approach to determine the fair value of this asset

The hierarchy for the fair value of the assets measured from the business combination, specifically intangible assets, has been assessed as level III.

The trade receivables comprise of gross contractual amounts of ThCh$ M$34,399,870, of which ThCh$3,878,630 was expected to be uncollectible as of the date of acquisition.

10	Property, plant and equipment

10.1	The composition of this item as of June 30, 2014 and December 31, 2013 is as follows:

	As of
	June 30, 2014	December 31, 2013
	ThCh$	ThCh$
Construction in progress	124,622,403	196,653,736
Land	774,222,983	755,456,534
Buildings	1,201,354,522	1,159,045,283
Plant and equipment	270,121,908	270,153,069
Information technology equipment	37,229,662	35,962,383
Fixed installations and accessories	384,860,880	389,903,950
Motor vehicles	969,729	1,192,222
Leasehold improvements	258,427,507	230,830,919
Other property plant and equipment	59,483,854	62,685,772

Totals	3,111,293,448	3,101,883,868

	As of
Property, plant and equipment categories, gross	June 30, 2014	December 31, 2013
	ThCh$	ThCh$
Construction in progress	124,622,403	196,653,736
Land	774,222,983	755,456,534
Buildings	1,360,247,229	1,350,194,798
Plant and equipment	546,493,821	564,330,049
Information technology equipment	132,242,985	134,041,857
Fixed installations and accessories	701,523,384	679,969,395
Motor vehicles	5,582,167	5,493,456
Leasehold improvements	315,848,441	276,531,887
Other property plant and equipment	73,578,627	73,410,377

Totals	4,034,362,040	4,036,082,089

	As of
Accumulated depreciation and impairment of property, plant and equipment	June 30, 2014	December 31, 2013
	ThCh$	ThCh$
Buildings	(158,892,707)	(191,149,515)
Plant and equipment	(276,371,913)	(294,176,980)
Information technology equipment	(95,013,323)	(98,079,474)
Fixed installations and accessories	(316,662,504)	(290,065,445)
Motor vehicles	(4,612,438)	(4,301,234)
Leasehold improvements	(57,420,934)	(45,700,968)
Other property plant and equipment	(14,094,773)	(10,724,605)

Totals	(923,068,592)	(934,198,221)

10.2	The following table shows the technical useful lives for the assets.

Method used for the depreciation of property, plant and equipment (life)	Rate explanation	Minimum life	Maximum life

Buildings	Useful Life (years)	25	60
Plant and equipment	Useful Life (years)	7	20
Information technology equipment	Useful Life (years)	3	7
Fixed installations and accessories	Useful Life (years)	7	15
Motor vehicles	Useful Life (years)	1	5
Leasehold improvements (*)	Useful Life (years)	5	35
Other property plant and equipment	Useful Life (years)	3	15

(*)	Leasehold improvement will be depreciated using the shorter useful life between of the length of the lease contract and the useful life per the table above.

11	Investment properties

11.1	The roll-forward of investment properties at June 30, 2014 and December 31, 2013 is the following:

	As of
Roll-forward of investment properties, net, fair value method	June 30, 2014	December 31, 2013
	ThCh$	ThCh$
Investment properties, net, initial value	1,568,432,058	1,471,343,789
Change in unrealized gains (losses)	1,639,013	95,110,013
Additions, Investment Properties, Fair Value Method	14,799,235	37,900,602
Acquisition from a business combination	—	—
Transfer to (from) owner-occupied property, investment property, cost model	561,147	11,596,180
Retirement, investment properties, Fair Value Method	—	(4,749)
Increase (decrease) in foreign exchange rate, Investment Properties, Fair Value Method	(21,447,290)	(47,513,777)

Changes in Investment Properties, Fair Value Method, Total	(4,447,895)	97,088,269

Investment Properties, Fair Value Method, Final Balance	1,563,984,163	1,568,432,058

11.2	Income and expense from investment properties

Roll-forward of investment properties, net fair value method	June 30, 2014	June 30, 2013
	ThCh$	ThCh$
Revenue from Investment Property Leases	99,863,762	96,808,114
Direct Expense of Operation of Investment Properties which generate lease revenue	24,290,850	28,441,306
Direct Expense of Operation of Investment Properties which do not generate lease revenue	—	—

11.3	As of June 30, 2014 and December 31, 2013, investment properties are not encumbered.

11.4	As of June 30, 2014 there are commitments to acquire investment properties by ThCh$ 39.914.818 (ThCh$ 35.247.915 as of December 31, 2013).

11.5	There are no restrictions on ownership of assets.

12	Other financial liabilities, current and non-current

The composition of this item as of June 30, 2014 and December 31, 2013 is the following:

12.1	Types of interest bearing (accruing) loans

	Balance as of 6/31/2014		Balance as of 12/31/2013
Loans	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans (1)	288,799,279	805,211,113	441,070,635	420,811,688
Bond debt (2)	44,842,222	1,764,122,958	74,815,992	1,676,045,068
Other loans—leases	3,303,508	27,569,075	4,808,673	27,779,079
Other financial liabilities (hedge activities)	1,220,030	957,307	314,911	44,025
Time deposits (3)	—	—	147,454,456	48,923,826
Term savings accounts	—	—	1,049,251	—
Letters of credit	—	—	—	9,511,591
Deposits and other demand deposits	—	—	3,414,407	—
Debt purchase Bretas	54,384,363	—	46,273,935	—
Debt purchase Prezunic	12,933,256	5,114,686	2,400,861	32,938,814
Debt M. Rodriguez	—	2,327,318	—	1,980,934
Debt purchase Johnson	5,207,084	—	5,052,315	—
Other Financial liabilities—other	8,447,205	—	12,450,378	—

Totals Loans	419,136,947	2,605,302,457	739,105,814	2,218,035,025

(1)	Bank loans correspond to loans taken out with banks and financial institutions.
(2)	Bond debt corresponds to bonds placed in public securities markets or issued to the public in general.
(3)	Time deposits are the main funding source of the subsidiary, Banco Paris in Chile. Deposits taken by Chilean clients of Banco Paris are mainly money market deposits, which are 2,120 persons, 35 institutions, and 9 companies. The average maturity of these deposits is 233 days and an average interest rate of 0.54% as of December 31, 2013.

12.2	Restrictions

Loan agreements and outstanding bonds of the Company contain a number of covenants requiring compliance with certain financial ratios and other tests. As of June 30, 2014 and December 31, 2013 the Company was in compliance with the aforementioned financial debt covenants.

13	Provisions and other liabilities

13.1	Provisions

The composition of this item as of June 30, 2014 and December 31, 2013 is as follows:

		As of
	Current		Non-current
Accruals and provision	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013
	ThCh$	ThCh$	ThCh$	ThCh$
Legal claims provision(1)	34,942,981	41,702,612	82,695,594	67,478,190
Onerous contracts provision(2)	4,528,684	4,703,671	18,980,829	20,744,396

Total	39,471,665	46,406,283	101,676,423	88,222,586

13.2	Movement of provisions:

Provision type	Legal claims	Onerous contracts	Total
	ThCh$	ThCh$	ThCh$
Initial Balance January 1, 2014	109,180,803	25,448,067	134,628,870
Movements in Provisions:
Additional provisions	4,441,693	—	4,441,693
Increase (decrease) in existing provisions	7,780,529	(1,577,391)	6,203,138

Acquisitions through business combinations	(5,266,940)	(775,750)	(6,042,690)

Provision used during the year	—	—	—

Reversal of used provision	—	—	—
Increase (decrease) in foreign exchange rate	3,614,378	414,587	4,028,965

Changes in provisions, total	8,457,773	(1,938,554)	6,519,219

Total provision, closing balance as of June 30, 2014	117,638,575	23,509,513	141,148,088

Provision type	Legal claims	Onerous contracts	Total
	ThCh$	ThCh$	ThCh$
Initial Balance January 1, 2013	134,475,084	38,132,983	172,608,067
Movements in Provisions:
Additional provisions	21,877,548	—	21,877,548
Increase (decrease) in existing provisions	(24,671,255)	(12,684,916)	(17,356,171)

Acquisitions through business combinations	—	—	—

Provision type	Legal claims	Onerous contracts	Total
	ThCh$	ThCh$	ThCh$

Provision used during the year	(11,624,382)	—	(11,624,382)

Reversal of used provision	(1,615,445)	—	(1,615,445)
Increase (decrease) in foreign exchange rate	(9,260,747)	—	(9,260,747)

Changes in provisions, total	(25,294,281)	(12,684,916)	(17,979,198)

Total provision, closing balance as of December 31, 2013	109,180,803	25,448,067	134,628,869

14	Net equity

14.1	Paid-in capital

As of June 30, 2014, the authorized, subscribed and paid-in capital amounts to ThCh$ 2,321,380,936. (ThCh$ 2,321,380,936 as of December 31, 2013).

14.2	Subscribed and paid shares

As of June 22, 2012, the Company proceeded to increase the authorized Capital through the issuance of 270,000,000 of shares, without a par value and in a unique series, as agreed at the shareholders meeting held on April 29th, 2011 which complemented and modified preliminary agreements made at extraordinary shareholders meetings on March 1st and May 15th of 2012. 27,000,000 shares out of the capital increase were set aside to offer them in a stock option plan for the Company’s upper management.

The referential share price reported to the SVS (Superintendencia de Valores y Seguros) was ThCh$ 3,555.56. The final issue share price was ThCh$2,600 per share.

In connection with share issuance, 59,493,000 shares were issued in the United States of America in the form of American Depositary Shares (ADSs) and 183,507,000 shares were issued in the local market in Chile.

At the extraordinary shareholders meeting held on November 20, 2012, the shareholders agreed to increase capital by ThCh$835,000,000 through the issuance of 332,987,717 of shares in one series and without a par value. 10% out of the total issuance was set aside to offer them in a stock option plan for employees, the remaining of the shares was offered to the Company’s shareholders

The following tables show the movement of the authorized and the issued and fully paid shares described above between January 1, 2013 and June 30, 2014

Movement of authorized shares	No of shares
Authorized shares as of January 1, 2013	2,574,015,016

Capital increase as of February 28, 2013	5,661,074
Capital increase as of March 13, 2013	290,741,796
Capital increase as of March 25, 2013	3,286,076
Increase pursuant to stock option plan	33,298,771
Decrease due to unsubscribed Capital in 2013	(17,979,999)

Authorized shares as of December 31, 2013	2,889,022,734

Authorized shares as of June 30, 2014	2,889,022,734

Movement in issued and fully paid shares
Paid shares as of January 1, 2013	2,507,103,215

Capital increase as of February 28, 2013	5,661,074
Capital increase as of March 13, 2013	290,741,796
Capital increase as of March 25, 2013	3,286,076
Exercise of stock option	21,931,802

Paid shares as of December 31, 2013	2,828,723,963

Paid shares as of June 30, 2014	2,828,723,963

As of June 30, 2014 and December 31, 2013, 60,298,771 issued shares were pending of subscription and payment, of which 27,000,000 and 33,298,771 will expire on April 29th and November 20th of 2017 respectively.

As of December 31, 2012, 69,911,801 issued shares were pending of subscription and payment, of which 39,911,801 expired on April 25, 2012 and 27,000,000 will expire on April 29th 2017.

14.3	Dividends

The dividend distribution policy adopted by Cencosud S.A. establishes the payment of dividends of 30% of the distributable net profits.

In relation to SVS Ruling No. 1945, on October 29, 2010, the Company’s Board of Directors agreed that the net distributable profits for the year 2010 and following years will be the figure reflected in the financial statements as “profit for the year attributable controlling shareholders”, excluding the unrealized result for fair value appraisal of investment properties, net of deferred taxes.

The shareholders’ meeting held on April 26, 2013 approved to pay a minimum dividend amounting to ThCh$ 58,269,234 (Ch$20.59906). This dividend was paid in May 15, 2013.

The shareholders’ meeting held on April 2, 2012 approved to pay a minimum dividend amounting to ThCh$ 53,259,383 (Ch$23.52339). This dividend was paid in May 4, 2012.

On September 15th, 2013, the Board of Directors agreed on distributing a interim dividend of Ch$8 per share in relation to the profits of 2013. This dividend was paid on December 10th, 2013

As of June 30, 2014, the Group has recorded a minimum dividend payment of ThCh$17,981,789 (ThCh$24,042,737 as of 12-31-2013) with its respective effect on equity based on the results of the quarter ended June 30, 2014, and the total effect on equity for the six months ended June 30, 2014 amounts to ThCh$29,578,314 (ThCh$53,192,713 as of December 31, 2013)

14.4	Changes in ownership interest

No changes relating to ownership interest have occurred between 12/31/2013 and 6/30/2014.

In 2013, the increase (decrease) due to changes in ownership interest without a loss of control presented in the statement of changes in equity reflect the effect of the exchange of shares between Cencosud S.A. and the minority shareholders in connection with the merger of two companies of the Group, which resulted in an increase in the Company’s ownership percentage in subsidiary Cencosud Retail.

15	Breakdown of significant results

The items by function from the Statements of Income are described as follows in 15.1, 15.2 y 15.3.

Expenses by nature of integral income by function	6-30-2014	6-30-2013
	ThCh$	ThCh$
Cost of sales	3,711,772,238	3,535,938,712
Distribution cost	12,131,680	11,509,291
Administrative expenses	1,088,004,218	1,064,909,832
Other expenses by function (*)	82,851,396	75,386,698

Total	4,894,759,532	4,687,744,533

(*)	Mainly includes marketing expenses.

15.1	Expenses by nature

The following is a breakdown of the main operating and management costs and expenses of the Cencosud Group for the following periods:

Expenses by nature	6-30-2014	6-30-2013
	ThCh$	ThCh$
Cost of goods sold	3,520,365,677	3,350,787,465
Other cost of sales	191,406,561	185,151,247
Personnel expenses	675,851,225	642,344,676
Depreciation and amortization	97,492,258	96,174,779
Distribution cost	12,131,680	11,509,291
Other expenses by function	82,851,396	75,386,698
Cleaning	34,673,200	32,910,613
Safety and security	27,609,665	29,823,455
Maintenance	40,439,195	39,592,506
Professional fees	34,768,385	36,542,939
Bags for Customers	11,837,564	16,372,513
Credit card commission	41,368,613	38,303,858
lease	89,113,706	81,994,609
Other	62,759,310	78,553,204
Administrative expenses of discontinued operation	(27,908,903)	(27,703,320)

Total	4,894,759,532	4,687,744,533

15.2	Personnel expenses

The following is a breakdown of personnel expenses for the following periods:

Personnel expenses	6-30-2014	6-30-2013
	ThCh$	ThCh$
Salaries	536,840,797	504,056,112
Short-term employee benefits	124,085,069	123,405,058

Termination benefits	14,925,359	14,883,506

Total	675,851,225	642,344,676

15.3	Depreciation and amortization

The following is a breakdown of depreciation and amortization for the following periods:

Depreciation and amortization	6-30-2014	6-30-2013
	ThCh$	ThCh$
Depreciation	89,351,371	89,617,372
Amortization	8,140,887	6,557,407

Total	97,492,258	96,174,779

15.4	Other gains (losses)

Other gains (loss)	6-30-2014	6-30-2013
	ThCh$	ThCh$
Sales of Property, plant and equipment	(1,480,767)	(353,491)
Insurance claims	1,411,112	2,203,829
Fair value derivatives	9,472,659	6,497,802
Other Net Gains and Losses	296,563	(2,274,571)

Total	9,699,567	6,073,569

15.5	Other operating income

Other operating income	6-30-2014	6-30-2013
	ThCh$	ThCh$
Sell Carton & Wraps	2,599,363	1,521,544
Recovery of fees	1,038,917	631,211
Increase on revaluation of investment properties	1,639,013	17,503,539
Other Income	3,526,970	4,233,443

Total	8,804,263	23,889,737

15.6	Financial results

The following is the financial income detailed for the periods ended:

Financial results	6/30/2014	6/30/2013
	ThCh$	ThCh$
Financial income from cash flow hedging	—	25,010
Other finance income	3,893,373	3,786,046

Financial income	3,893,373	3,811,056

Bank loan expenses	(49,766,392)	(50,714,558)
Bond debt expenses	(44,737,636)	(44,221,539)
Interest on bank loans	(6,822,194)	(6,530,964)
Valuation of financial derivatives expenses	(4,347,912)	(10,200,966)

Financial Expenses	(105,674,134)	(111,668,027)

Results from UF indexed bonds in Chile	(20,838,124)	(271,168)
Results from UF indexed Brazil	(3,854,338)	(3,283,809)
Results from UF indexed Other	2,552,041	(3,766)

(Losses) gains from indexation	(22,140,421)	(3,558,743)

Financial debt IFC-ABN Argentina	(2,760,985)	(2,187,230)
Bond debt USA and Peru	(5,748,942)	(18,327,532)
Financial debt Peru	15,194	(3,775,127)
Financial assets and Financial debt—Colombia	150,070	100,881

Exchange difference	(8,344,663)	(24,189,008)

Financial results total	(132,265,845)	(135,604,722)

16	Information by segment

The Company reports the information by segment according to what is set forth in IFRS 8 “Operating Segments.” An operating segment is defined as a component of an entity over which separated financial information is available and is regularly reviewed.

In the information by segments, all transactions between the different operating segments have been eliminated.

16.1	Segmentation criteria

For management purposes, the Company is organized in five operative divisions: Supermarkets, Shopping Centers, Home Improvement stores, Department stores and Financial Services. These segments are the basic on which the Company makes decisions with respect to its operations and resource allocation.

The operative segments are disclosed in a similar way with the presentation of the internal reports used by Management in the control and decision making process, considering the segments from a point of view according to the type of business and geographical area.

The operating segments that are reported derive their revenues mainly from the sale of products and rendering of services to final consumers of retail. There are no customers whose purchases represent more than 10% of the consolidated revenue, nor a specific business segment.

The rest of the minor activities, mainly including the travel agency and family-entertainment centers businesses, plus certain consolidation adjustments and corporate expenses administered centrally, are included in the segment “Support services, financing, adjustments and other”.

16.2	Regional information by segment

The segment information which is delivered to the chief operating decision maker (“Board of Directors”) of the reportable segments for the years ended June 30, 2014 and December 31, 2013 in thousands of Chilean pesos is the following:

Regional information, by segment

Consolidated statement of income	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
For the quarter ended June 30, 2014	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	3,888,917,672	99,863,762	572,682,607	458,652,868	157,391,364	(102,312,712)	5,075,195,561
Cost of sales	(2,968,426,003)	(10,487,597)	(373,358,659)	(342,985,287)	(45,078,848)	28,564,156	(3,711,772,238)

Gross Margin	920,491,669	89,376,165	199,323,948	115,667,581	112,312,516	(73,748,556)	1,363,423,323

Other revenues by function	4,963,671	1,750,564	447,627	554,169	102,104	986,128	8,804,263
Sales, general and administrative expenses	(807,586,738)	(13,803,253)	(147,999,680)	(120,809,257)	(53,501,272)	(39,287,095)	(1,182,987,294)
Financial expenses and income, net	—	—	—	—	—	(101,780,761)	(101,780,761)
Participation in profit or loss of equity method associates	(588,715)	2,471,595	—	—	—	—	1,882,880
Exchange differences	—	—	—	—	—	(8,344,663)	(8,344,663)
(Losses) from Indexation	—	—	—	—	—	(22,140,421)	(22,140,421)
Other earnings (Losses), net	—	—	—	1,411,112	—	8,288,455	9,699,567
Income tax charge	—	—	—	—	—	(18,123,064)	(18,123,064)
Profit attributable to Non-controlling interests	—	—	—	—	—	(11,095,025)	(11,095,025)

Profit (loss)	117,279,887	79,795,071	51,771,895	(3,176,395)	58,913,348	(243,054,951)	61,528,855
Profit (loss) from continued operations	117,279,887	79,795,071	51,771,895	(3,176,395)	58,913,348	(254,149,976)	50,433,830
Profit (loss) from discontinued operations	—	—	—	—	—	(11,095,025)	(11,095,025)
Profit (loss) of atribuible to non-controlling interest	—	—	—	—	—	(1,194,594)	(1,194,594)
Profit for the year attributable to controlling shareholders, Total	117,279,887	79,795,071	51,771,895	(3,176,395)	58,913,348	(244,249,545)	60,334,261
Depreciation and amortization	65,169,549	2,788,904	9,708,206	12,728,949	2,047,186	5,049,464	97,492,258

For the year ended June 30, 2013
Revenues from ordinary activities	3,732,266,829	96,808,114	555,806,975	436,258,516	146,485,755	(99,731,342)	4,867,894,847
Cost of sales	(2,820,954,549)	(12,341,425)	(378,934,851)	(310,476,612)	(46,600,595)	33,369,320	(3,535,938,712)

Gross Margin	911,312,280	84,466,689	176,872,124	125,781,904	99,885,160	(66,362,022)	1,331,956,135

Other revenues by function	6,005,051	17,550,480	136,922	79,422	(6,714)	124,576	23,889,737
Sales, general and administrative expenses	(790,545,847)	(16,099,881)	(145,265,265)	(116,383,129)	(69,497,534)	(14,014,165)	(1,151,805,821)
Financial expenses and income, net	—	—	—	—	—	(107,856,971)	(107,856,971)
Participation in profit or loss of equity method associates	108,959	2,660,368	—	—	—	—	2,769,327
Exchange differences	—	—	—	—	—	(24,189,008)	(24,189,008)
(Losses) from Indexation	—	—	—	—	—	(3,558,743)	(3,558,743)
Other earnings, net	—	—	—	—	—	6,073,569	6,073,569
Income tax charge	—	—	—	—	—	(46,752,249)	(46,752,249)
Profit attributable to Non-controlling interests	—	—	—	—	—	(1,874,900)	(1,874,900)
Profit (loss)	126,880,443	88,577,656	31,743,781	9,478,197	30,380,912	(258,409,913)	28,651,076
Profit (loss) from continued operations	126,880,443	88,577,656	31,743,781	9,478,197	30,380,912	(256,535,013)	30,525,976
Profit (loss) from discontinued operations	—	—	—	—	—	(1,874,900)	(1,874,900)

Consolidated statement of income	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
For the quarter ended June 30, 2014	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Profit (loss) of atribuible to non-controlling interest	—	—	—	—	—	(611,978)	(611,978)

Profit (loss) for the year attributable to controlling shareholders, Total	126,880,443	88,577,656	31,743,781	9,478,197	30,380,912	(259,021,891)	28,039,098

Depreciation and amortization	63,006,860	1,985,731	9,602,392	12,143,545	2,007,209	7,429,042	96,174,779

The Company controls the results of each of the operating segments, at the level of revenues, costs and management expenses. The support services, exchange rates, readjustments, taxes and non-recurring income and expense, or financial income, are not allocated, as they are centrally managed.

The financing policy of the Group has been historically getting financed and managing these resources through the Company Holding Cencosud S.A., the funds are subsequently transferred to other countries as required to finance the local investments. This policy aims to reduce the financial cost of the Group.

16.3	Gross margin by country and segment, in thousands of Chilean pesos:

Gross margin by country and segment

For the year ended June 30, 2014	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile
Ordinary income, total	1,108,782,818	56,384,796	232,545,584	443,178,874	104,933,148	(106,548,242)	1,839,276,978
Cost of sales	(841,537,064)	(2,750,194)	(169,605,232)	(329,042,871)	(28,931,538)	29,797,310	(1,342,069,589)

Gross margin	267,245,754	53,634,602	62,940,352	114,136,003	76,001,610	(76,750,932)	497,207,389

Argentina
Ordinary income, total	844,195,183	30,671,763	308,971,915	—	27,045,947	6,684,685	1,217,569,493
Cost of sales	(581,914,285)	(7,036,117)	(180,439,019)	—	(5,816,754)	(1,374,920)	(776,581,095)

Gross margin	262,280,898	23,635,646	128,532,896	—	21,229,193	5,309,765	440,988,398

Brazil
Ordinary income, total	1,059,563,843	—	—	—	1,525,625	—	1,061,089,468
Cost of sales	(852,636,758)	—	—	—	—	—	(852,636,758)

Gross margin	206,927,085	—	—	—	1,525,625	—	208,452,710

Peru
Ordinary income, total	394,632,815	7,920,960	—	15,473,994	19,855,123	403,721	438,286,613
Cost of sales	(303,907,740)	(524,739)	—	(13,942,417)	(10,330,556)	141,767	(328,563,685)

Gross margin	90,725,075	7,396,221	—	1,531,577	9,524,567	545,488	109,722,928

Colombia
Ordinary income, total	481,743,014	4,886,243	31,165,107	—	4,031,519	(2,852,874)	518,973,009
Cost of sales	(388,430,157)	(176,547)	(23,314,407)	—	—	—	(411,921,111)

Gross margin	93,312,857	4,709,696	7,850,700	—	4,031,519	(2,852,874)	107,051,898

Gross margin by country and segment

For the year ended June 31, 2013	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support service, financing, adjustments and other	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile
Ordinary income, total	1,056,265,770	53,688,261	222,640,308	433,958,471	108,929,758	(109,013,843)	1,766,468,725
Cost of sales	(794,235,759)	(4,040,432)	(163,222,157)	(308,702,739)	(35,620,238)	35,078,059	(1,270,743,266)

Gross margin	262,030,011	49,647,829	59,418,151	125,255,732	73,309,520	(73,935,784)	495,725,459

Argentina
Ordinary income, total	850,324,918	31,877,803	312,506,131	—	21,836,588	9,230,976	1,225,776,416
Cost of sales	(597,906,092)	(6,739,689)	(200,251,755)	—	(5,379,509)	(1,653,804)	(811,930,849)

Gross margin	252,418,826	25,138,114	112,254,376	—	16,457,079	7,577,172	413,845,567

Brazil
Ordinary income, total	1,014,483,221	—	—	—	2,265,062	—	1,016,748,283
Cost of sales	(788,474,197)	—	—	—	—	—	(788,474,197)

Gross margin	226,009,024	—	—	—	2,265,062	—	228,274,086

Peru
Ordinary income, total	354,622,766	7,034,010	—	2,300,045	10,490,908	51,525	374,499,254
Cost of sales	(274,053,244)	(1,389,268)	—	(1,773,874)	(5,600,848)	(54,935)	(282,872,169)

Gross margin	80,569,522	5,644,742	—	526,171	4,890,060	(3,410)	91,627,085

Colombia
Ordinary income, total	456,570,154	4,208,040	20,660,536	—	2,963,439	—	484,402,169
Cost of sales	(366,285,257)	(172,036)	(15,460,938)	—	—	—	(381,918,231)

Gross margin	90,284,897	4,036,004	5,199,598	—	2,963,439	—	102,483,938

16.4	Regional information by segment: Total assets

At June 30, 2014	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current Assets
Cash and cash equivalent	64,530,450	14,255,068	6,221,745	27,706,862	19,973,656	19,249,931	151,937,712
Other financial assets, current	—	—	—	—	—	29,783,514	29,783,514
Other non-financial assets, current	8,240,799	2,824,799	2,836,611	1,406,096	92,299	1,146,359	16,546,962
Trade receivables and other receivables, current	274,325,850	26,721,117	55,527,008	40,967,850	232,004,467	13,527,924	643,074,216
Trade receivables due from related parties, current	—	878,501	—	—	—	—	878,501
Inventory, current	711,863,199	—	235,991,382	165,312,338	—	—	1,113,166,919
Income tax receivable, current	3,159,780	1,060,560	1,217,257	2,122,477	1,278,933	3,872,701	12,711,708
Assets held for sale, non current					766,334,377		766,334,377

Total current assets	1,062,120,078	45,740,045	301,794,003	237,515,623	1,019,683,732	67,580,429	2,734,433,909

Non-Current Assets
Other financial assets, non-current	—	—	—	—	—	163,771,387	163,771,387
Other non-financial assets, non-current	—	—	—	—	—	37,046,990	37,046,990
Trade receivables and other receivables, non-current	19,211,720	—	—	—	14,836,473	1,278,317	35,326,510
Equity method investments	475,767	49,633,909	—	—	—	—	50,109,676
Intangible assets other than goodwill	136,902,394	—	—	136,427,525	—	131,485,597	404,815,516
Goodwill	—	—	—	—	—	1,823,870,515	1,823,870,515
Property, plant and equipment	2,177,076,381	322,105,012	316,730,256	254,476,334	4,009,361	36,896,104	3,111,293,448
Investment property	—	1,563,984,163	—	—	—	—	1,563,984,163
Income tax assets, non-current	—	—	—	—	—	56,061,492	56,061,492
Deferred income tax assets	—	—	—	—	—	362,336,714	362,336,714

Total non-current assets	2,333,666,262	1,935,723,084	316,730,256	390,903,859	18,845,834	2,612,747,116	7,608,616,411

Total Assets	3,395,786,340	1,981,463,129	618,524,259	628,419,482	1,038,529,566	2,680,327,544	10,343,050,320

At December 31, 2013	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current Assets
Cash and cash equivalent	126,285,963	3,943,872	10,264,959	13,349,794	16,384,469	1,482,568	171,711,625
Other financial assets, current	—	—	—	—	—	49,583,940	49,583,940
Other non-financial assets, current	7,138,420	665,031	2,067,224	400,880	400,137	933,801	11,605,493
Trade receivables and other receivables, current	338,223,285	23,946,877	65,976,199	35,618,564	662,787,211	6,895,417	1,133,447,553
Trade receivables due from related parties, current	—	432,303	—	—	—	—	432,303
Inventory, current	665,686,232	—	208,372,176	170,848,219	—	—	1,044,906,627
Income tax receivable, current	10,011,982	2,738,250	1,436,634	2,344,763	822,592	5,443,082	22,797,303

Total current assets	1,147,345,882	31,726,333	288,117,192	222,562,220	680,394,409	64,338,808	2,434,484,844

Non-Current Assets
Other financial assets, non-current	—	—	—	—	—	92,405,358	92,405,358
Other non-financial assets, non-current	—	—	—	—	—	38,263,337	38,263,337
Trade receivables and other receivables, non-current	13,923,011	—	—	—	139,992,578	1,924,223	155,839,812
Equity method investments	1,052,894	48,889,260	—	—	—	—	49,942,154
Intangible assets other than goodwill	128,403,643	—	—	136,427,526	205,608,697	101,181,641	571,621,507
Goodwill	—	—	—	—	—	1,696,040,684	1,696,040,684
Property, plant and equipment	2,342,823,658	160,353,883	332,811,904	252,986,187	6,145,009	6,763,227	3,101,883,868
Investment property	—	1,568,432,058	—	—	—	—	1,568,432,058
Income tax assets, non-current	—	—	—	—	—	53,727,039	53,727,039
Deferred income tax assets	—	—	—	—	—	302,593,552	302,593,552

Total non-current assets	2,486,203,206	1,777,675,201	332,811,904	389,413,713	351,746,284	2,292,899,061	7,630,749,369

Total Assets	3,633,549,088	1,809,401,534	620,929,096	611,975,933	1,032,140,693	2,357,237,869	10,065,234,213

16.5	Current Asset and liabilities by segment

Regional information by segment Current assets and liabilities at June 30, 2014	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade accounts payable and other payables	1,210,507,350	49,035,625	225,213,443	165,689,878	38,668,100	31,622,311	1,720,736,707

Regional information by segment Current assets and liabilities at December 31, 2013	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade accounts payable and other payables	1,376,544,251	43,113,236	247,192,916	204,007,494	68,375,080	18,760,241	1,957,993,218

16.6	Information by country, assets and liabilities

In thousands of Chilean pesos:

Assets and liabilities by country

At June 30, 2014	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	4,639,350,242	1,120,062,483	1,648,118,903	1,067,495,006	1,868,023,686	10,343,050,320
Total liabilities	3,651,597,485	625,401,819	767,649,658	387,857,645	480,933,907	5,913,440,514
Total Net equity	970,023,520	617,896,727	880,469,245	574,130,535	1,387,089,779	4,429,609,806
Adjustments to net investment	17,729,237	(123,236,063)	—	105,506,826	—	—
Net investment	987,752,757	494,660,664	880,469,245	679,637,361	1,387,089,779	4,429,609,806

Percentage of Net equity	21.9	13.9	19.9	13.0	31.3	100.0

Percentage of equity	22.3	11.2	19.9	15.3	31.3	100.0

At December 31, 2013	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	4,594,880,919	1,234,539,186	1,483,616,643	1,008,012,702	1,744,184,763	10,065,234,213
Total liabilities	3,609,794,420	696,788,617	658,786,450	394,025,753	444,471,884	5,803,867,124
Total Net equity	965,703,934	657,231,680	824,830,193	513,888,403	1,299,712,879	4,261,367,089
Adjustments to net investment	19,382,565	(119,481,111)	—	100,098,546	—	—
Net investment	985,086,499	537,750,569	824,830,193	613,986,949	1,299,712,879	4,261,367,089

Percentage of Net equity	22.7	15.4	19.4	12.1	30.5	100.0

Percentage of equity	23.1	12.6	19.4	14.4	30.5	100.0

16.7	Regional information, including intersegments is as follows:

	For the three ended June 30, 2014
Regional information, by segment	Total revenue by segment	Total revenue intra-segment	Total segment revenue
	ThCh$	ThCh$	ThCh$
Supermarkets	3,888,917,672	—	3,888,917,672
Shopping	158,342,785	58,479,023	99,863,762
Home Improvement	578,473,117	5,790,510	572,682,607
Department stores	458,652,868	—	458,652,868
Financial Services	157,391,364	—	157,391,364
Others	(102,312,712)	—	(102,312,712)

TOTAL	5,139,465,094	64,269,533	5,075,195,561

	For the three months ended June 30, 2013
Regional information, by segment	Total segment revenue	Total segment revenue	Total segment revenue
	ThCh$	ThCh$	ThCh$
Supermarkets	3,732,266,829	—	3,732,266,829
Shopping	152,413,619	55,605,505	96,808,114
Home Improvement	560,944,238	5,137,263	555,806,975
Department stores	436,258,516	—	436,258,516
Financial Services	146,485,755	—	146,485,755
Others	(99,731,342)	—	(99,731,342)

TOTAL	4,928,637,615	60,742,768	4,867,894,847

16.8	Non-current assets by country

At June 30, 2014	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-financial assets	29,742,030	5,701,230	—	1,595,610	8,120	37,046,990
Trade receivables and other receivables	11,485,050	4,799,778	19,041,682	—	—	35,326,510
Equity Method investments	49,633,909	(538,672)	—	1,014,439	—	50,109,676
Intangible assets other than goodwill	186,593,825	13,723,954	86,150,586	105,206,603	13,140,548	404,815,516
Goodwill	246,271,649	3,177,233	623,324,639	261,615,283	689,481,711	1,823,870,515
Property Plant and Equipment	1,169,641,938	318,437,449	435,121,386	351,848,543	836,244,132	3,111,293,448
Investment Property	1,214,514,424	171,641,013	—	145,087,422	32,741,304	1,563,984,163
Income tax assets, non-current	42,406,019	302,213	—	—	13,353,260	56,061,492

Non-current assets—Total	2,950,288,844	517,244,198	1,163,638,293	866,367,900	1,584,969,075	7,082,508,310

At December 31, 2013	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-financial assets	30,922,885	5,928,669	—	1,404,223	7,560	38,263,337
Trade receivables and other receivables	128,147,510	13,997,371	13,694,931	—	—	155,839,812
Equity Method investments	48,889,260	192,079	—	860,815	—	49,942,154
Intangible assets other than goodwill	372,172,379	10,830,938	74,926,954	100,080,155	13,611,081	571,621,507
Goodwill	246,271,648	3,816,863	555,816,040	248,204,885	641,931,248	1,696,040,684
Property Plant and Equipment	1,216,059,698	377,125,449	389,333,433	330,734,647	788,630,641	3,101,883,868
Investment Property	1,204,788,484	198,805,718	—	134,354,573	30,483,283	1,568,432,058
Income tax assets, non-current	42,963,654	756,141	—	—	10,007,244	53,727,039

Non-current assets—Total	3,290,215,518	611,453,228	1,033,771,358	815,639,298	1,484,671,057	7,235,750,459

The amounts for non-current assets by country shown in this note exclude other non-current financial assets, deferred tax assets as per IFRS 8.

16.9	Consolidated Cash Flow by segment:

Regional information by segment Consolidated Segment Flows at June 30, 2014	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operating activities	47,137,698	38,179,013	(6,138,232)	33,597,401	124,190	(66,306,989)	46,593,081
Net cash flows from (used in) investing activities	(49,926,220)	(19,736,565)	(10,811,716)	(6,013,930)	(49,046,636)	(2,678,044)	(138,213,111)
Net cash flows from (used in) financing activities	(65,640,320)	(8,374,598)	12,855,012	(13,226,404)	52,460,198	87,025,837	65,099,725

Regional information by segment Consolidated Segment Flows at June 30, 2013	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operating activities	58,705,319	22,297,163	2,273,139	25,498,563	1,451,915	(39,847,366)	70,378,733
Net cash flows from (used in) investing activities	(148,978,501)	(37,665,231)	(10,752,752)	(7,631,535)	(62,449)	35,028,776	(170,061,692)
Net cash flows from (used in) financing activities	9,793,201	13,659,303	(687,365)	(35,979,681)	(16,208,821)	5,632,578	(23,790,785)

16.10	Additions to non-current assets:

	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
As of June 30, 2014	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Property plant and equipment	45,405,122	2,163,993	8,456,602	7,769,898	303,090	7,629,521	71,728,226
Intangible asset, other that goodwill	5,433,837	—	759,749	208,293	—	1,962,077	8,363,956
Goodwill	—	—	—	—	—	—	—
Investment properties	—	14,799,235	—	—	—	—	14,799,235

Total additions	50,838,959	16,963,228	9,216,351	7,978,191	303,090	9,591,598	94,891,417

As of December 31, 2013	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Property plant and equipment	185,955,442	13,119,685	15,953,772	21,905,020	726,912	6,924,556	244,585,387
Intangible asset, other that goodwill	16,598,139	17,128	968,004	1,923,291	3,057,342	14,031,338	36,595,242
Goodwill	—	—	—	—	—	—	—
Investment properties	—	37,900,602	—	—	—	—	37,900,602

Total additions	202,553,581	51,037,415	17,130,069	24,588,060	5,746,331	29,319,850	330,375,306

16.11	Bank statements Paris:

Below is classified financial information of Banco Paris, used in the consolidation of Cencosud SA at June 30, 2014 and December 31, 2013.

	As of
Assets	2014	12/31/2013
	ThCh$	ThCh$

Current assets
Cash and cash equivalents	19,724,895	15,352,349
Other financial assets, current	13,136,943	8,785,942
Trade receivables and other receivables	150,027,333	129,922,520
Current tax assets	820,625	460,086

Total current assets	183,709,796	154,520,897

Non-current assets
Trade receivable and other receivables, non-current	11,707	11,707
Receivables from related entities	115,307,365	102,904,388
Equity method investment	670,260	38,010
Intangible assets other than goodwill	2,886,696	3,175,651
Property, plant and equipment	1,048,845	1,284,878
Deferred income tax assets	3,686,678	2,451,102

Total non-current assets	123,611,551	109,865,736

Total assets	307,321,347	264,386,633

Below is classified financial information of Banco Paris, used in the consolidation of Cencosud SA at June 30, 2014 and December 31, 2013.

	As of
Net equity and liabilities	6/30/2014	12/31/2013
	ThCh$	ThCh$

Current liabilities
Other financial liabilities, current	172,855,989	152,017,643
Trade payables and other payables	8,218,188	9,367,366
Current income tax liabilities	2,646,215	543,641
Current provision for employee benefits	367,216	539,068
Total current liabilities	184,087,608	162,467,718

Non-current liabilities
Other financial liabilities,	73,254,839	58,435,417
Trade accounts payables	3,885,683	1,334,706
Deferred income tax liabilities	1,215,834	1,292,601

Total non-current liabilities	78,356,356	61,062,724

Total liabilities	262,443,964	223,530,442

Net equity
Paid-in capital	39,579,421	39,579,421
Retained earnings (accumulated losses)	3,425,815	5,398,170
Other reserves	1,872,147	(4,121,400)

Net equity attributable to controlling shareholders	44,877,383	40,856,191
Non-controlling interest	—	—

Total net equity	44,877,383	40,856,191

Total net equity and liabilities	307,321,347	264,386,633

Below is classified financial information of Banco Paris, used in the consolidation of Cencosud SA at June 30, 2014 and 2013.

	For the three months ended June 30,
	2014	2013
Statement of integral income	ThCh$	ThCh$
Revenues from ordinary activities	26,473,876	23,349,207
Cost of Sales	(1,139,362)	(1,133,845)

Gross Margin	25,334,514	22,215,362
Administrative expenses	(13,587,963)	(12,954,830)
Financial income	172,120	73,768
Financial expenses	(6,822,194)	(6,530,964)
Other gain (losses)	(183)	(2,117)
Exchange differences	(16,476)	2,866

Profit before tax	5,079,818	2,804,085
Income tax charge	(1,654,003)	(637,999)

Profit from ongoing operations	3,425,815	2,166,086

Net income	3,425,815	2,166,086

17	Restrictions, contingencies, legal proceedings and other matters

•	The subsidiaries of Cencosud S.A. in Chile are involved in lawsuits and litigation that are pending as of June 30, 2014. The amounts of these claims are covered by a civil liability insurance policy.

•	A civil lawsuit was filed against the indirectly controlled affiliate GBarbosa Comercial (Brazil) by the Public Employees Union in supermarkets in the State of Sergipe, which is awaiting the first instance ruling. The union is seeking compensation for overtime hours for all employees of the subsidiary for the period after May 2007. The petition was filed and supported by the ruling, albeit still not judicial, that was issued through another public civil claim, which annulled a bank of hours from May 2007 to April 2009.

•	An indirectly controlled subsidiary of Cencosud Colombia S.A. in Chile is involved in a litigation regarding extracontractual civil responsabilidad due to the non-filing of its financial statements as of June 30, 2014. The amounts of these claims are covered by a civil liability insurance policy.

Based on the opinion of a legal advisor, we cannot estimate the value of the case given the complexity of the calculations related to the process, as well as the absence of sufficient evidence in the file in order to quantify.

The contingencies and legal proceedings disclosed above are deemed to be of a possible outcome.

18	Stock options

As of June 30, 2014 the Company has a share-based compensation plan for executives of Cencosud S.A. and Affiliates. The details of the arrangements are described below:

Agreement	Stock options granted to key executives

Nature of the arrangement	2014 retention plan for executives
Date of grant	September 2013
Number of instruments granted	22,640,254 shares
Exercise price	Ch$ 2,600
Share price at granted date	Ch$ 2,071
Vesting	0.9; 1.9; 2.9; 3.9 years
Condition	a)	As of the grant date, the executive must have a current employment contract with the Company or any of its subsidiaries in Chile or abroad without any interruption in its employment relationship.

	b)	From the date of signing of the stock option contract and until the exercise date, the Executive has not committed any serious breaches of its employment duties, at the Company’s sole discretion.

Settlement	Shares
Data used in the options pricing model:

Weighted average price of shares used	Ch$	2,071
Exercise price	Ch$	2,600
Expected volatility		23.4%
Expected term at grant day (in years)		0.9; 1.9; 2.9; 3.9 years
Risk free interest rate		5.0%
Expected dividends (dividends yield)		1%
Anticipated % of executives leaving the plan (at grant date)		10%
Fair value of the option at the grant date	Ch$	157.49

As of March 31, 2013, the Company had the following compensation plans for executives, which during the month of April 2013 on the rights-based compensation plan for executives options were exercised Cencosud SA and subsidiaries that held the company. Details of the plans are described below:

Agreement	Stock options granted to key executives		Stock options granted to key executives

Nature of the arrangement	Years of service plan		Performance incentive
Date of grant	1/1/2010		1/1/2010
Number of instruments granted	8,392,143 shares		16,607,857 shares
Exercise price	Ch$ 1,750		Ch$ 1,750
Share price at granted date	Ch$ 1,766.8		Ch$ 1,766.8
Vesting	3.3		3.3
Condition	a)	As of the grant date, the executive must have a current employment contract with the Company or any of its subsidiaries in Chile or abroad without any interruption in its employment relationship.	The investing condition requires that EBITDA for the year ended December 31, 2012 (meaning the Consolidated net income of Cencosud S.A. plus financial interest, depreciation, amortization and income taxes and excluding the variation of adjustment unit and change by revaluation of investment properties) increase 100% or more based on the EBITDA for the year ended December 31, 2009 (amounting to ThCh$ 403,210,000. EBITDA is calculated based only on the businesses that the Company has or operates as of signing date of the stock options contract and excludes any acquisition (such as purchase, merger, or other similar transaction) made by the Company. The Board has approved a change to the performance incentive plan, as is described below.
	b)	From the date of signing of the stock option contract and until the exercise date, the Executive has not committed any serious breaches of its employment duties, at the Company’s sole discretion.

Settlement	Shares		Shares
Data used in the options pricing model:

Weighted average price of shares used	Ch$	1,766.8	Ch$	1,766.8
Exercise price	Ch$	1,750	Ch$	1,750
Expected volatility		16.0%		16.0%
Expected term at grant day (in years)		3.3		3.3
Risk free interest rate		4.7%		4.7%
Expected dividends (dividends yield)		0%		0%
Anticipated % of executives leaving the plan (at grant date)		10%		10%
Fair value of the option at the grant date	Ch$	331.87	Ch$	331.87

	Numbers of shares
Stock options granted to key executives	6/30/2014	12/31/2013
1) Outstanding as of the beginning of the period	22,010,664	18,443,792
2) Granted during the period	—	26,374,148
3) Forfeited during the period	(1,342,468)	(875,474)
4) Exercised during the period	—	(21,931,802)
5) Expired at the end of the period	—	—
6) Outstanding at the end of the period	20,668,196	22,010,664
7) Vested and expected to vest at the end of the period	20,668,196	22,010,664
8) Eligible for exercise at the end of the period	342	370

Stock options—Impact in P&L	June 2014	June 2013
	ThCh$	ThCh$
Impact in the income statement	1,213,462	2,607,998

The Board has approved a change to the performance incentive plan, changing the condition of exercise in accordance with the EBITDA increase percentage actually achieved. It was also agreed to postpone the deadline for exercising the stock option plans until April 22, 2013.

Additionally, the Board delegated to its Chairman the possibility of providing additional options to the aforementioned performance incentive plan to certain key executives under the condition that they not exceed the limit of number of shares approved by the Shareholders dated April 25, 2008 for this purposes.

At the end of each reporting period, the Company revises its estimates of the number of options that can be exercised. The estimated number of options to be exercised is 20,668,196 and 22,010,664 shares at June 30, 2014 and December 31, 2013, respectively.

In relation to the 2014 Retention Plan, the outstanding options as of June 30, 2014 and December 31, 2013 had a weighted-average contractual life of 1.43 and 1.92 years, respectively.

The Company utilizes a valuation model that is based in a constant volatility assumption to value its employee share options. The fair value of each option grant has been estimated, as of the grant date, using the Black Scholes option pricing model.

19	Disposal Group held for sale

The Bank of Nova Scotia and Scotiabank Chile, and the Company, together with its affiliates Cencosud Retail S.A. and Easy S.A., have entered into an agreement in order to further develop, together, the retail finance business in Chile. The Agreement provided that the Business shall be operated through (i) Cencosud Administradora de Tarjetas S.A. (“CAT”), a card-issuing company that, upon the closing of the transaction, will be a bank transfer supporting affiliate of Scotiabank Chile, and (ii) Cencosud Administradora de Procesos S.A., Cencosud Servicios Integrales S.A., and Cencosud Corredores de Seguros y Servicios Ltda. or new companies that will be created (together with CAT, hereinafter, the “Target Companies”). Said companies will be affiliates of Scotiabank Chile or The Bank of Nova Scotia.

The term for the consummation of the transaction has been estimated by the Company to be from 3 to 6 months from the date of entry into the Framework Agreement, with the maximum term to comply with the aforementioned conditions precedent being 12 months.

As of June 30, 2014, the NIIF 5 Guidelines - non-current assets maintained for sale and discontinued operations - will be applicable to the Company’s consolidated financial statements.

a)	Assets and liabilities of disposal group held for sale

As of June 30 2014, the disposal group was stated at fair value less cost to sell

Assets	6/30/2014
ThCh$

Current assets
Cash and cash equivalents	1,640,293
Other financial assets, current	7,015,724
Other non-financial assets, current	329,084
Trade receivables and other receivables	409,497,824
Current tax assets	1,208,813

Total current assets	419,691,738

Non-current assets
Other non-financial assets, non-current	500
Trade receivable and other receivables, non-current	125,655,760
Intangible assets other than Goodwill	207,122,959
Property Plan and Equipment	2,008,293
Non-Current tax assets	522,068
Deferred income tax assets	11,333,059

Total non-current assets	346,642,639

Total assets	766,334,377

Net equity and liabilities	6/30/2014
ThCh$

Current liabilities
Other financial liabilities, current	172,855,989
Trade payables and other payables	34,080,775
Other provisions, current	2,111,886
Current income tax liabilities	674,672
Current provision for employee benefits	861,840

Total current liabilities	210,585,162

Non-current liabilities
Other non-financial liabilities,	73,254,839
Accounts payables due to related parties	(33,464,694)
Deferred income tax liabilities	284,076

Total non-current liabilities	40,074,221

Total liabilities	250,659,383

b)	Cumulative income or expenses included in OCI.

Therea are no cumulative income or expenses included in OCIA relating to the disposal Group.

20	Discontinued operation

As presented in note 19, The Group entered into an agreement with The Bank of Nova Scotia and Scotiabank Chile regarding the disposal of the financial retail business segment in Chile.

a)	Results of discontinued operation

In thousands of Chilean pesos	6/30/2014	6/30/2013
For the quarter ended June 30, 2014	ThCh$	ThCh$
Revenues from ordinary activities	105,960,469	108,551,788
Cost of sales	(30,027,855)	(35,362,685)

Gross Margin	75,932,614	73,189,103

Other revenues by function	102,107	(6,714)
Sales, general and administrative expenses	(27,908,903)	(28,918,812)
Other expenses by function	(6,747,116)	(24,812,758)
Other gain (loss)	18,735	(17,884)

Results from operating activities	41,397,437	19,432,935

Finance income	172,120	—
Finance expenses	(18,836,211)	(15,672,891)
Exchange differences	(5,839,393)	(6,013,863)
(Losses) from indexation	(3,025,172)	(85,335)

Results from operating activities before income tax	13,868,781	(2,339,154)
Income Tax	(2,773,756)	464,254

Profit (loss) for the year	11,095,025	(1,874,900)
Basic earnings (loss) per share	3.9	(0.7)
Diluted earnings (loss) per share	3.9	(0.7)

b)	Cash flows from (used in) discontinued operations

In thousands of Chilean pesos	6/30/2014	6/30/2013
	ThCh$	ThCh$
Net cash from (used in) operating activities	(15,565,510)	5,715,519
Net cash from (used in) investing activities	44,329,384	(13,878,393)
Net cash from (used in) financing activities	(27,123,580)	8,162,874

21	Subsequent events

Between the date of issuance of these condensed consolidated financial statements and the filing date of this report, management is not aware of any other subsequent events that could significantly affect the consolidated financial statements.